UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 3
                                    FORM 20-F

(Mark One)

X REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934.
                                       OR
_____ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.
         For the fiscal year ended ______________________________.
                                       OR
_____ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
         For the transition period from __________________ to _________________.

Commission file number  000-30683

                               Ayotte Music, Inc.
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             (Exact name of Registrant as specified in its charter)


--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)


          Canada (Federal), under the Canada Business Corporations Act
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                 (Jurisdiction of incorporation or organization)


          2060 Pine Street, Vancouver, British Columbia, Canada V6J 4P8
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                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

     Title of each class              Name of each exchange on which registered

----------------------------------    ------------------------------------------
----------------------------------    ------------------------------------------

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Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                  Common Stock
--------------------------------------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

--------------------------------------------------------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 11,694,000 shares common stock.[a/o 8/11/99]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days. _____ Yes      X  No

Indicate by check mark which financial statement item the registrant has elected to follow.
                                                X     Item 17     _____ Item 18



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                                                 AYOTTE MUSIC INC.

                                                 TABLE OF CONTENTS

                                                                        Page No.

Item 1.  Description of Business.............................................6

Business done and intended to be done by the registrant
     and its subsidiaries....................................................6
     Products...............................................................10
     Services...............................................................11

Markets for and Methods of Distribution of Products.........................11
     Distribution - Dealers.................................................11
     Distribution - Internet................................................11
     Internet Marketing Going Forward.......................................13
     Competition and Market Volumes.........................................14
     Proprietary Technology.................................................15

Research and Development Policy, and Environmental
     Protection Requirements................................................15

Number of Employees.........................................................15

Foreign Operations..........................................................15

Forward Looking Statements and Risk Factors.................................15
     Forward Looking Statements.............................................16
     Risk Factors...........................................................16

Item 2.  Description of Property............................................19

Item 3.  Legal Proceedings..................................................19
     Legal Proceedings......................................................19
     Corporate Cease Trade Orders or Bankruptcies...........................19
     Penalties or Sanctions.................................................19
     Individual Bankruptcies................................................20
     Material Proceedings...................................................20

Item 4.  Control of Registrant..............................................20

Item 5.  Nature of Trading Market...........................................22

Item 6.  Exchange Controls and Other Limitations
     Affecting Security Holders.............................................23

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Item 7.  Taxation...........................................................23
     Canada.................................................................23
     United States..........................................................24

Item 8.  Selected Financial Data............................................27

Item 9.  Management's Discussion and Analysis of Financial Condition
       and Results of Operations............................................28
     Overview...............................................................28
     Revenue................................................................29
     E-commerce Store.......................................................29
     Sales and Marketing....................................................30
     Bad Debt Expense.......................................................31
     Foreign Exchange.......................................................31
     Quantitative and Qualitative Disclosures about Market Risk.............31
     Liquidity and Capital Resources
         (First Quarter 2001 - May 31, 2000 Compared to May 31, 1999).......31
     Liquidity and Capital Resources
         (Year Ended February 29, 2000 Compared to May 31, 1999)............32
     Results of Operations (First Quarter 2001 - May 31, 2000
         Compared to May 31, 1999)

         Revenue............................................................32
         Cost of       Goods Sold...........................................32
         Gross Margin.......................................................33
         Advertising and Promotion..........................................33
         General and Administration Expenses................................33
         Other Income.......................................................33
         Income Taxes.......................................................33
     Results of Operations  (Year Ended February 29, 2000 to
         Year Ended February 28, 1999.)
         Revenue............................................................34
         Cost of       Goods Sold...........................................34
         Advertising and Promotion..........................................34
         General and Administration Expenses................................34
         Other Income.......................................................35
         Income Taxes.......................................................35


Item 9a.  Quantitative and Qualitative Disclosures about Market Risk........35

Item 10.  Directors and Officers of Registrant..............................36



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Item 11.  Compensation of Directors and Officers............................37
     Summary Compensation Table.............................................37
     Employment Agreements..................................................37
     Stock Option Plan......................................................38

Item 12.  Options to Purchase Securities from
     Registrant or Subsidiaries.............................................38
     Options and Warrants Outstanding.......................................38
     Options to Employees and Directors.....................................38
     Private Placement Warrants.............................................38

Item 13.  Interest of Management in Certain Transactions
     Market Strategies, Inc.................................................38

                                     Part II

Item 14.  Description of Securities to Be Registered........................39

                                    Part III

Item 15.  Defaults upon Senior Securities...................................39

Item 16.  Changes in Securities, Changes in Security for
        Registered Securities and Use of Proceeds...........................39

                                     Part IV

Item 17.  Financial Statements..............................................40

Item 18.  Financial Statements.............................................N/A

Item 19.  Financial Statements and Exhibits.................................40

Signatures..................................................................64

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                                     PART I

ITEM 1.           DESCRIPTION OF BUSINESS

(A)  Business  done  and  intended  to  be  done  by  the   registrant  and  its
subsidiaries.

(1) The general development of the business of the registrant, its subsid-iaries and any predecessor(s) during the past five years.

         Ayotte makes and sells drums and drum-related musical instrument accessories and products. Most of its products are used by professional and semi-professional musicians, usually in rock-n-roll and jazz venues. Ayotte considers its "WoodHoop" drums to be a superior high-end product. The drums, sold under the name "Ayotte," are manufactured out of maple, and handcrafted and artistically finished; they incorporate certain significant performance features that are unique to Ayotte.

         The performance features that make our drums unique are:

WoodHoops - one of only a very few manufacturers to use woodhoops to secure the drumheads to the drumshell. We believe the woodhoops improve the sonic quality of the sound by adding warmth and depth.

Tunelock Tension System - Drumhead tuning / tension system that incorporates design features that are unique to Ayotte. The system keeps the drum tuning rods from backing off due to the vibrations caused by playing thus keeping the drum in tune.

Multi-Ply Snare Drums - Snare drum shell thickness range from 6 ply (1/5 inch thick) to 50 ply (1- 2/3 inch thick) with a wide variety in between offering various sound and response characteristics.

Rack & Pinion Snare Throw-Off - Snare throw-off is a mechanism used to apply and release the wire snares to the bottom head of the snare drum. Ayotte's Rack & Pinion snare release allows for infinite positioning of the snare tension by simply moving the handle providing quick and easy adjustment.

Finishes - Polyester lacquer finishes available in any color. Drums are lacquer finished on the inside of each drum. The inside finish adds resonance to the sound.

Hardware - Hardware components used to suspend the drums and secure them to stands are of Ayotte's design and built with innovative features that allow for quick head changes and unlimited positioning (the hardware includes Suspension Bridge, Tom Bracket, Strong Arm Clamp, Turret Tom Mount).

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         Ayotte was founded by Ray Ayotte, who began his career in the music and percussion business in 1966. He began selling, teaching and repairing drums in 1972, and manufactured drums and other related percussion and musical products since 1982. Originally, the business of the registrant was incorporated under the laws of British Columbia on November 28, 1974 under the name "Ray Ayotte's Drums Only! Inc." The name was changed on February 11, 1993 to "Ayotte Drums Only Inc." Mr. Ayotte left the company in 1999.

         Since the introduction of our products, we have succeeded in establishing a small but loyal market share for Ayotte Custom Drums. A growing number of well known percussionists voluntarily endorse Ayotte's products. "Voluntary endorse" means that the drummer (artist) has approached the Ayotte with a desire to play our drums for reasons other than financial considerations. Ayotte does not pay artists to play their drums. Ayotte has 2 levels of endorsers:

         The "A-Level" endorser receives free drums, has access to rental drums located in many of the major music centers in North America, is featured in some advertising, and is listed on Ayotte's website.

         The second level endorser receives an additional discount off the purchase price of their drumkit, and has access to rental drums located in many of the major music centers in North America. The financial impact of these benefits on our company is minor (we only have a few endorsements but they are from very popular musicians).

         In November 1994, a group of investors led by Louis Eisman, Bruce Allen and Sam Feldman invested approximately Cdn.$350,000 in Ayotte to assist in expanding its production facilities and implementing a world-wide marketing program.

         In July 1995, Ayotte raised Cdn.$1,560,000 through Ayotte Music (VCC) Ltd. (the "VCC"), a company formed under the British Columbia Small Business Venture Capital program. The funds invested by the VCC were used to expand our factory and hire new employees including a controller, a general manager, and several factory employees. Factory capacity was improved and new equipment was purchased. The product line was expanded to include drumsticks, and our dealer network was expanded from an initial 11 to more than 200 dealers, approximately 50% of whom were in the United States.


         On December 10, 1997 all of the shareholders of Ayotte Drums Only Inc. tendered their shares under a share exchange takeover bid made by ISI Ventures Inc., an Alberta Stock Exchange Listed Junior Capital Pool Company ("ISI"), in exchange for which ISI issued the shares of ISI to then former Ayotte Drums Only Inc. shareholders representing a controlling interest in ISI. Also in connection with this reverse takeover transaction, a Cdn.$640,000 cash financing (net of offering costs and commissions, see below) was effected, for which ISI (renamed Ayotte Music Inc.) issued 2,000,000 shares of common stock, plus warrants (since expired, none exercised). ISI then was listed on the Alberta Stock Exchange (now the Canadian Venture Exchange or CDNX) under the trading symbol "AYO."


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         The  Cdn.$640,000  was provided through Acumen Capital Finance Partners
Ltd., Suite 200 - 513 - 8 Avenue S.W., Calgary, Alberta, Canada, T2P 1G3 (Alfred Sailor, associated with Acumen, was instrumental in the capital raising). Acumen acted as ISI's agent for the $640,000 financing, raising the money from a number of investors. The money was provided to Ayotte Drums Only Inc. The consideration received by Acumen was a cash commission equal to 10 percent of the gross proceeds raised, plus 75,000 shares of Ayotte, plus an option to acquire warrants and options (since expired without exercise). We don't know how much Mr. Sailor received from Acumen.


         In the reverse takeover transaction, Ayotte Drums Only Inc. became a wholly owned subsidiary of ISI. On February 27, 1998, Ayotte Drums Only Inc. continued as a corporation subject to Alberta law and amalgamated (combined into one entity) under the Alberta Business Corporations Act as Ayotte Music Inc., which is our present name.

         In late 1999, our shareholders approved (at the annual meeting in Calgary, Alberta) and we implemented in 2000 the continuation (change of legal domicile) of our company to the Canadian federal jurisdiction. Therefore, we now are governed in corporate matters by the Canada Business Corporations Act.

         To supplement our traditional products distribution through music instrument dealers, on November 26, 1999 we commenced a new internet based "e-commerce initiative" by selling products directly to consumers at significant discounts. To the best of our knowledge, we are one of the first well-known musical instrument manufacturers to operate in this manner.

         On March 6, 2000 we signed an agreement with Market Strategies, (USA), Endicott, New York, by which Market Strategies is providing marketing, promotional and investor relation services for us, and also assisting us in identifying and reviewing possible acquisitions, joint ventures or partnership opportunities. We don't now have any agreements of any kind for any acquisition or other significant business combination transaction, and our current business model is based on our internet strategy without assumptions of needing to acquire or combine another business with ours. Our agreement runs through January 21, 2001 subject to the right of either party to cancel on 30 days notice. We will pay Market Strategies by issuing to 500,000 shares of common stock which will be subject to hold periods as required under Canadian law, and the resale of which would be subject to SEC rule 144 regarding the future sale of such shares into the United States.

         Our manufacturing facility and head office are located in leased premises at 2060 Pine Street in Vancouver, British Columbia, comprising two floors totaling approximately 13,000 square feet of mixed office and manufacturing space. The facility is configured to allow each stage of the manufacturing process to be conducted in a segregated area. We presently have 15 employees; the 6 senior employees have combined experience of 60 years in the drum manufacturing industry, almost all of which has been with Ayotte. Our registered and records office is located at 1500-1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7.

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         Our fiscal year runs from March 1 through  February  28. Our  financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). In some respects financial statements prepared under Canadian GAAP may differ materially from financial statements prepared under United States Generally Accepted Accounting Principles ("US GAAP"). As of February 29, 2000 there were no material differences in result between the two GAAP presentations. Please see note 10 to the financial statements.

         Unless otherwise indicated, all dollar amounts are expressed in Canadian Dollars, and "Cdn$" or "$" mean Canadian Dollars; "US$" means United States Dollars.

         The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the United States Dollar. We anticipate that a significant portion of sales will continue to be conducted outside Canada, principally in the United States, and also that we will continue to import materials from other jurisdictions, especially the United States and Taiwan. If currency rates fluctuate substantially, our cash flows from operations could be impacted negatively.

         This table shows the exchange rate for the Canadian Dollar for the five fiscal years ended February 28, 1999 and February 29, 2000. The rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Shown are the average number of Canadian Dollars required under the rate formula to buy one United States Dollar during the period (using only the exchange rates on the last day of each month).

                 PERIOD                                  RATE IN US$
                 ------                                  -----------

         Year ended 2/29/96                                1.3728
         Year ended 2/28/97                                1.3370
         Year ended 2/27/98                                1.4236
         Year ended 2/26/99                                1.5090
         Year ended 2/28/00                                1.4538

         At June 29, 2000, US$1.00 equaled Cdn.$1.4823.

         (2)      Plan of Operations for the rest of fiscal 2000.

         Our plan for the rest of this fiscal year is to use cash on hand plus sales revenues from operations to expand marketing and advertising particularly in our internet sales activities. Please see "Internet Marketing Going Forward" below, and also Item 9 "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         (3) Principal products produced and services rendered and the principal markets for and methods of distribution of such products and services.

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         PRODUCTS

         We make custom "WoodHoop" and "SteelHoop" drums using high quality maple, which is widely recognized as the most desirable wood for drums. All drums can be ordered in custom dimensions, colors and finishes. The WoodHoop drums are unique in the market and produce a product with superior performance characteristics. Ayotte drums utilize the patented TuneLock Tension System, incorporating a drum clamp bracket, which is characterized by its ability to maintain the tuning of a drum over a long period of time and through vigorous playing. It also reduces the tuning time required after a drumhead has been changed. We believe that the Wood Hoop, in addition to being aesthetically pleasing, allows a wider range of sound and superior tonal qualities than our competitors' products. Our products are at the top end of the market in terms of price.

         Ayotte offers two drum lines. The first or premier line is the Ayotte Custom Drums which are offered at almost any size, color and with a choice of hoop type (metal, wood) and are hand made to order.

         The second drum line is the "ProMaple" line which is available in select sizes, colors, are manufactured in advance and are available "in stock".

         For comparison purposes, the following shows the pricing in US Dollars for a standard 5 piece drum kit in ProMaple, Ayotte Custom SteelHoop and Ayotte Custom WoodHoop.

         Ayotte ProMaple                             $1,600
         Ayotte Custom SteelHoop                     $2,600
         Ayotte Custom WoodHoop                      $3,300

         A customer can order more or less pieces and still have it constitute a drumkit.

         The Ayotte Custom Drum Series is manufactured to order based on the customers specific requirements. The principal raw components of each drum, including unfinished wood shells in a range of sizes which are outsourced from external suppliers, are processed and assembled at our Vancouver plant to fill each product order. Every wood shell is custom finished through labor- intensive steps to achieve an extremely high degree of finish and color uniformity. Although we stock a few oft-ordered sizes and colors to have on hand, we also make different customized colors and finishes as requested by customers, and keep an exact history of how we make each color so we can make another batch if needed for replacement or other purposes. We believe that much of our favorable reputation is due to this amount of personal attention.

         Tay-e Corporation, Taipei, Taiwan, is the sole source manufacturer for the chrome hardware we use on our drums. This hardware is an integral part of our product line; it would be difficult to find a replacement manufacturer if we lost the services of Tay-e Corporation. There is no written contract with Tay-e. The maplewood drums are made to our specifications by an external supplier.

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Other suppliers at comparable prices are available, also in the northeast United
States. All other drum parts are available from numerous manufacturers in North America.

         SERVICES

         Our products are sold with lifetime warranty against defects in manufacture or materials. To date we have spent an immaterial amount to honor our warranty. We offer no other services.

         MARKETS FOR AND METHODS OF DISTRIBUTION OF PRODUCTS

                  DISTRIBUTION - DEALERS. From the early 1990s until November, 1999 we distributed our products exclusively through musical instrument dealers and we relied on their sales of our products exclusively. Just prior to starting our internet web site selling effort in November 1999 we had increased the number of distribution outlets we were selling through to more than 350 third-party dealer locations worldwide. About 85% of the dealers were in the United States; the rest mostly were in Canada and Europe. The majority of the outlets are small business operations which cater to local musicians. We don't have written or oral contracts with dealers for any period of time. Orders through United States dealers must be paid in full before shipment date (Canadian dealers have 30 days after shipment to pay in full). No down payments are required on any dealer orders. We request but don't require new dealers to "buy in" a limited amount of our products for the show room floor.

         Sales throughout fiscal 1999 and 2000 have been about 80% to United States residents, 15% to Canadian residents, and the balance to the United Kingdom and Europe. This geographic mix of customers did not changed significantly when we added the internet web site marketing channel, although we may experience some increase in sales outside North America as the web site becomes better known. Cash flow never has been seasonally related. Dealer sales dropped off significantly in the last quarter of fiscal 2000.

         In fiscal 1998 and fiscal 1999 (until December, 1998) we supported dealers through an office in Nashville, Tennessee which created and ran advertising and promotional demonstrations, attended trade shows, and provided customer support to dealers and their customers. We closed the Nashville office in December, 1998 to save money.

                  DISTRIBUTION - INTERNET. In the third quarter of fiscal 2000 we decided to supplement our selling through dealers, by developing and selling through an internet site. Since November, 1999, we have been selling directly to consumers on the site "www.ayottedrums.com."

         Our web site provides technical information on our products, a short history of how we started in business, a worldwide list of dealers, and direct shopping and order ability (through credit cards) for complete drum sets, individual drums, and all the components. We also sell clothing items featuring "Ayotte Drums" etc but these are a minor part of sales revenues.

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         The addition of direct  sales over the  internet has had a  significant impact. Instead of supplementing dealer sales, many of our United States dealers decided not to actively support the Ayotte product line, because they perceived that our web site lower prices to customers, compared with prices customers were paying to buy from dealers, made us compete directly with the dealers for the same end users. In addition, our founder Ray Ayotte left his positions in fiscal 2000, which many dealers thought signaled our demise. Mr. Ayotte resigned his positions as President and Director because he was unwilling to carry out the direction he was given by the Board regarding the management and direction of Ayotte. Sales through United States dealers dropped dramatically in the period from December, 1999 to February, 2000, although Canadian dealer unit volumes have remained intact in part due to our decision to complete all direct sales in US dollars. Global sales volumes dropped from an average of Cdn.$185,800 per month to $135,000-$145,000 per month.

         The amounts for sales attributed to the internet or direct to customer by month in Canadian Dollars was:

         MONTH                               INTERNET / DIRECT SALES (CDN$)
         -----                               ------------------------------
         December 1999                                  $66,933.80
         January 2000                                   $86,942.80
         February 2000                                  $92,577.60
         March 2000                                     $91,584.97
         April 2000                                    $106,951.94
         May 2000                                      $104,012.72

         Even though sales volumes fell in early calendar 2000, our margins improved and customers benefitted: We sell our drums for about 14% more than the price we realize from US dealers, and customers who buy direct from us now are paying about 38% less for the identical products. There is another important result of our internet strategy in terms of marketing focus going forward: The significantly lower price means we can compete for entry level consumers, who now can buy a high quality product and pay no more than our competitors' prices for mid-quality product. Internet sales of our products probably will increase from current levels, but we make no prediction in this respect.

         Internet sales give us the opportunity to require those customers to pay up front in full. Therefore, we process credit cards in real time and require 100% prepayment. The results have been greatly improved cash flow and reduced risk of bad debt. Furthermore, we decided not to participate at the annual dealer-focused NAMM (National Association of Music Merchants) show which resulted in a significant cost saving compared to prior years.

         One possible drawback to our internet strategy is the fact that those potential customers who would be interested in trying the drums prior to making a purchase cannot do so now. Many of our customers have tried our drums through their friends and contacts in the drum community. We have also established our brand and product as being of high quality, manufactured with attention to detail and a commitment to the satisfaction of the customer. Also, we offer each customer a 7 day

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"no questions asked" return policy.  We will pick up the drums from the customer and refund 100% of their money back if they are not satisfied with their purchase.

         As a custom drum manufacturer, the variety of sizes and configurations of drum kit are so numerous that a customer would rarely be able to play the kit they wanted within the dealer network. And, prior to our move to the Internet, many dealers claimed to be active Ayotte Dealers but held little or no stock. The customer was unable to try the drums in that scenario anyway.

         The move to the Internet has opened the size of our market by giving access to potential customers who are not located near areas where the previous dealers were located, assuming those dealers actually stock our goods. So, we concluded that the benefit to the customer of being able to deal directly with the factory, the savings in price as compared to dealer pricing and the safety provided through our "no questions asked" return policy would compensate for inability to try the drums prior to purchasing. We will not reinstate the dealer network in any event, so we will never be able to quantify in lost sales the adverse impact, if any, of the "no demo drums" result of our strategy change over to the internet.

         In sum, our addition of internet sales to our traditional dealer distribution channel overall may show operating profits for fiscal 2001 even if we sell fewer units compared to the pre-internet era, because we make more per internet sale than we make per dealer sale. If sales experienced from December, 1999 through April, 2000 continue, we estimate that for fiscal 2001, unit volumes sold will average about 80% direct through the web site and 20% through dealers. There have been very few sales through United States dealers so far in fiscal 2001, although we still have some sales through Canadian dealers. We expect to pay for business expansion costs (primarily marketing and web site improvements) in 2001 which will offset some of our operating profits going forward through at least 2001. Our plans to expand our business and increase our sales include a number of steps to increase traffic, enhance buying opportunities to buy from the web site, and embark on an advertising campaign.

         INTERNET MARKETING GOING FORWARD. We are increasing traffic to the web site by purchasing banner advertising on drum and percussion web sites. We are marketing our various web pages to search engines on a bi-weekly basis.

         We have contracted Bayleaf Software to re-design our web site to improve the commerce opportunities. Presently the customers on our site must click through numerous pages before a purchase opportunity is presented. The current site is slow to download and difficult to navigate. The new site will incorporate purchase opportunities on the home page and offer purchase opportunities throughout the site. The download times will be greatly enhanced. There will be opportunities to build an on-line community through a section called "My Ayotte" where the customer can design and save any number of drum kits safely in their own password protected secure area. We will have the opportunity to generate demographic information from our customers. We will add the ability to stream video to the viewer to provide product information, plant tours, interviews with our major endorsers, product demonstrations and clinics. We will also be improving our security features to provide a safe shopping experience. The site is scheduled to launch in September 2000.

         We have engaged an advertising company to prepare a series of full-page ads which will start to run in mid-September in drum and percussion magazines. The principal partners of this advertising company are widely recognized as leaders in their field and our intention is to develop a campaign that will be unique in the industry and build on our brand recognition.

                  COMPETITION AND MARKET VOLUMES. The identity of the market we compete in is the drum set component of the percussion area of the musical instrument market. The world's largest drum manufacturer is Pearl Corporation, Japan, producing approximately 80,000 drum kits per annum (50% of which are sold in the United States). According to a music industry census completed by the industry journal "Music Trades" (April 1997), the value of the market for musical instruments in the United States was estimated at US$5.6 billion in 1996. It was estimated that the percussion share was US$175 million (3.5%) of such market. We believe that the United States market represents one-half of the world market for musical instruments (see below).

         The largest musical instrument manufacturer in the world is Yamaha, which reported 1994 sales in the United States (excluding sporting goods and home audio) of US$600 million. Peavey, the second largest manufacturer, had sales of US$353 million, employed 2,370 people and utilized 1.3 million square feet of manufacturing facilities.

         Ayotte competes with the other drum manufacturers on a worldwide basis. That being said, the market for drum kits is primarily in the Northern Hemisphere with some pockets in South America, Southeast Asia, Africa and Australia. The dominant competitors in our industry are Yamaha, Pearl, and Drum Workshop.

         The principal methods of competition are price, brand recognition, sound, material, quality, manufacturing location (North America vs. Asia), availability, and customer service.

         Drum kit materials are primarily wood with a small use of acrylic and composite materials. Ayotte competes in the maple drum sector of the wood drum market. Other woods used for drum kits include birch, bubiniga, and mahogany. Maple drums are generally the most expensive drums when compared to other materials.

         Positive features regarding our competitive position is that we offer custom, hand made drums built to suit the specific requirements of the individual player at a competitive price and delivered in a timely manner. Our competitors use mass production techniques to a significant extent.

         Negative features regarding our competitive position is that we do not offer a complete line of hardware for the drum kit. Other negative items affecting our position is that we do not offer a low-priced entry level drum kit (where the majority of sales occur), and that the move to the internet has caused our US dealer network to disappear making it difficult for potential customers to view our drums in person.

                  PROPRIETARY  TECHNOLOGY.  We rely on a  combination  of patent law, trademark law, trade secrets, and internal confidentiality procedures to protect our proprietary rights. However, despite efforts to protect these rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Preventing unauthorized use of our proprietary rights is difficult, time-consuming and costly. Our current means of protecting proprietary rights may not be adequate, and our competitors could independently develop similar products.

         (6) RESEARCH AND DEVELOPMENT POLICY, AND ENVIRONMENTAL PROTECTION REQUIREMENTS

         In the fiscal years ended February 28, 1998 and 1999 we spent Cdn.$544 and $4,793 on research and development work related to improving our product lines. We spent nothing in this area in fiscal 2000, and don't expect to spend any in fiscal 2001 related to our product lines.

         There has been no financial or operation effect of environmental protection on our capital expenditures, earning and competitive position for the current fiscal year and there is no expected impact on future years.

NUMBER OF EMPLOYEES

         We have 15 employees, 6 of whom have a combined experience of 60 years in the drum manufacturing industry, almost all of which has been with Ayotte.

FOREIGN OPERATIONS

         We have no material foreign operations related to manufacturing. However, in 1996 we entered into a verbal agreement with Tay-E Co. Ltd. of Taiwan pursuant to which we retained Tay-E Co. Ltd. to manufacture a medium priced drum line called "drumSmith." Our ability to sell into the medium priced drum market may be adversely affected should there be any change to this relationship.

         We do have a material amount of foreign sales, i.e. sales outside of North America. In the six months ended May 31, 2000 foreign sales totaled $143,356 ( 16.30%) of total sales in that period.

FORWARD LOOKING STATEMENTS AND RISK FACTORS

         There are significant risks associated with buying our shares. You should carefully consider the following elements of risk as you evaluate our business by reading all of the information in this document. As is the case with any business, we are showing you in this document a picture which is part historical (events which have already happened) and part predictive (events which we believe will happen).

         FORWARD LOOKING STATEMENTS. Except for the historical information, all of the information which is contained in this document are "forward looking" statements. Specifically, all statements (other than statements of historical fact) regarding our financial position, business strategy and plans and objectives of management for future operations are forward-looking statements. These forward- looking statements are based on the beliefs of management, as well as assumptions made by and information currently available to management. These statements involve known and unknown risks, including the risks resulting from economic and market conditions, accurately forecasting operating and capital expenditures and capital needs, successful anticipation of competition which may not yet be fully developed, the uncertainties of litigation, and other business conditions. The use in this document of the words "anticipate," "believe," "estimate," "expect," "may," "will," "continue" and "intend" and similar words or phrases, are intended to identify forward -looking statements (also known as "cautionary statements"). These statements reflect our current views with respect to future events. They are subject to the realization in fact of assumptions, but what we now think will happen may be turn out to be inaccurate or incomplete. We cannot assure you that our expectations will prove to be correct. Actual operating results and financial performance may prove to be very different from what we now predict or anticipate. The investment risks discussed under "Risk Factors" below specifically address some of the factors that may influence future operating results and financial performance.

         RISK FACTORS

         YOU COULD LOSE ALL OR A PORTION OF YOUR INVESTMENT IF WE CONTINUE TO SUFFER RECURRING LOSSES. So far, we have lost money in our business. Except for fiscal 1996 (when we earned a profit of approximately $19,000), we have incurred net losses since inception. At February 29, 2000, the total retained deficit was $1,653,371, compared to $1,365,115 at February 28, 1999. For fiscal 2000, we lost $281,072 from operations. For the quarter ended May 31, 2000 we realized net income from operations of $24,047, but lost money for the quarter due to a one time charge. See Item 9, Management's Discussion and Analysis, First Quarter 2001 - May 31, 2000 Compared to May 31, 1999. However, operating losses still may recur in fiscal 2001 and may continue later, depending on our success in growing the internet sales side of our business.

         IF WE ARE UNABLE TO CONTINUE AS A GOING CONCERN, YOU COULD LOSE ALL OR A PORTION OF YOUR INVESTMENT, AS OUR BUSINESS MODEL WITH THE INTERNET IS NOT YET PROVEN AND COULD FALTER. We have only recently had working capital available to us (through our private placement which was cleared by the CDNX in June 2000) to sustain operations for up to three years (through February 2003). At February 29, 2000, we had working capital of $627,512 (including the private placement proceeds) ($1,093,253 at May 31, 2000). However, even with the added capital, our business model remains unproven: our internet strategy may not generate the cash flow we expect, while our planned expenditures for web site improvement and advertising would deplete cash reserves.

         IF WE NEED MORE CAPITAL IN FISCAL 2001 BUT CAN'T OBTAIN IT, WE MAY HAVE TO CUT BACK OR CEASE OPERATIONS, WHICH MEANS YOU COULD LOSE ALL OR PART OF THE VALUE OF YOUR INVESTMENT. Working capital now on hand and expected revenues from sales are expected to fund our ongoing operations and plan of business through at least February 28, 2001 and possibly through February 28, 2003. We anticipate a small profit from operations through fiscal 2001. But, if we greatly expand advertising and especially if we acquire new businesses or add on new people, without generating more business which is profitable, we could need more capital financing as early as March 2001. We will base our budget on estimates of future revenue from current and expected new business. In turn, revenue estimates will depend on sales and the cost of executing (fulfilling) orders in terms of overhead and inventory expense. There is a risk, therefore, that we could run out of money while growing our business. We might not be able to raise the money we would need to stay in business.

         IF WE HAVE TO RAISE DEBT FINANCING IN THE FUTURE, OR SELL SECURITIES, YOUR RIGHTS AND THE VALUE OF YOUR INVESTMENT IN THE COMMON STOCK COULD BE REDUCED. If we issue debt securities, the lenders would have a claim to our assets that would be superior to the stockholder rights. Interest on the debt would increase costs and negatively impact operating results. If we issue more common stock or issue any preferred stock, your percentage ownership will decrease and your stock may experience additional dilution, and preferred stock (called preference securities in Canada) may have rights, preferences and privileges which are superior to (more favorable) than those of the common stock.

         IF WE LOST THE SERVICES OF ANY OF OUR EXECUTIVES, OUR OPERATIONS COULD BE MATERIALLY AFFECTED AND THE VALUE OF YOUR INVESTMENT COULD BE REDUCED. We will continue to depend upon the services of our principal officers for our future success. Our business would suffer if the services of Louis Eisman (Chairman and Interim President), and Don Mazankowski (General Manager) were not available to us. We don't have key person life insurance on these people and it would be difficult to find replacement personnel if they did not continue to work for us. We don't have written employment agreements with these people, but even if we did, such agreements would not prevent them from leaving.

         OUR OPERATIONS WOULD BE MATERIALLY AFFECTED, AND THE VALUE OF YOUR INVESTMENT REDUCED OR ELIMINATED, IF WE ARE UNABLE TO SUCCESSFULLY COMPETE WITH LARGER COMPANIES. Our principal competitors include Yamaha and Pearl Corporation, both of Japan. There are approximately 25 more companies in the industry who sell into North America and Europe. The market is very competitive. Many of these companies have significant customer relationships and vastly larger financial, marketing, customer support, technical and other resources than we do. Therefore, they may be able to respond more quickly to changes in customer requirements or be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies, and make more attractive offers to potential customers and employees. They also may be able to devote greater resources to new products and services than we can. Even though we believe we have a superior product, that advantage could be outweighed by marketing, pricing, or the other factors where our competitors are stronger.

         IF THE MARKET FOR OUR COMMON STOCK IS ILLIQUID IN THE FUTURE, YOU COULD ENCOUNTER DIFFICULTY IF YOU TRY TO SELL YOUR STOCK. Our common stock is currently trading on the CDNX but an active trading market may not be sustained. If there is no active trading market for our common stock, you may not be able to resell your shares at any price, if at all. It is possible that the trading market for the common stock in the future will be "thin" or "illiquid," which could result in increased volatility in trading prices. These future prices cannot be predicted, and will be determined by the market. The prices may be influenced by investors' perceptions of us, general economic conditions, and the general conditions of the securities markets. Until our financial performance indicates substantial success in executing our business model, it is unlikely that significant coverage by stock market analysts will be extended to us. Without such coverage, institutional investors are not likely to buy our stock. Until such time, if ever, as such coverage by analysts and wider market interest develops, the market may have a limited capacity to absorb significant amounts of trading volumes. You should read the next risk factor in connection with this discussion.

         IF THE HOLDERS OF A SIGNIFICANT AMOUNT OF SHARES OF COMMON STOCK WHICH ARE CURRENTLY IN ESCROW SELL INTO THE MARKET, THE VALUE OF YOUR INVESTMENT COULD BE MATERIALLY AFFECTED. Presently, 1,496,748 (11.5%) of the outstanding shares of common stock as of the date of this document are subject to escrow provisions that prohibit their sale until they are released from escrow in accordance with the terms of the applicable escrow agreement. When released, these shares are eligible for sale into the public market; in the United States, some of these shares and also the shares held by officers and directors, may be subject to further resale restrictions which are imposed by SEC rule 144. Until such time, if ever, as our operations generate significant profits and wider market interest for our stock develops, the sale of more shares into the present market for our stock could drive down the market price.

         The escrow provisions result from requirements imposed by the Alberta Stock Exchange on securities issued in connection with a reverse takeover and also securities held by affiliates of the issuer. The 1,496,081 shares now subject to escrow, were issued in connection with Ayotte's transactions with ISI and VCC in 1995 and 1997. See the fifth and sixth paragraphs under the beginning discussion of Item 1 above, and Item 4 below.

         YOUR LEGAL RECOURSE AS A UNITED STATES INVESTOR COULD BE LIMITED. Our company is incorporated under the laws of the federal jurisdiction of Canada and a substantial portion of our assets are located in Canada. Our directors and officers and certain of the experts named in this prospectus are residents of Canada, and all or a substantial portion of their assets are located outside the United States. As a result, if any of our shareholders were to bring a lawsuit against our officers, directors or experts in the United States it may be difficult for them to effect service of legal process within the united States upon those people who are not residents of the United States based upon civil liability under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (including the rules promulgated thereunder by the SEC). In addition, we have been advised that a judgment of a United States court based solely upon civil liability under these laws would probably be enforceable in Canada if the U.S. court in which the judgment were obtained had a basis for jurisdiction in the matter. We also have been advised that there is substantial doubt whether an action could be brought successfully in Canada in the first instance on the basis of liability predicated solely upon such laws.

ITEM 2.           DESCRIPTION OF PROPERTY

         (a)      LOCATION AND GENERAL CHARACTER OF PHYSICAL PLANT.

         Our manufacturing facility and head office are located in leased premises at 2060 Pine Street in Vancouver, British Columbia: 2 floors of approximately 11,000 square feet of mixed office and manufacturing space. The facility is configured to allow each stage of the manufacturing process to be conducted in a segregated area (sanding, staining or painting, bake drying, assemblage, etc.). The facility is adequate for such increased business we expect we may have in fiscal 2001.

ITEM 3.           LEGAL PROCEEDINGS

(1)      LEGAL PROCEEDINGS

         We are not a party to any outstanding legal proceedings, and our directors do not have any knowledge of any contemplated legal proceedings that will be material to our business and affairs of the company.

(2)      CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

         None of our directors, officers or promoters, or the company, is or within the five years prior to the date hereof has been:

(a) the subject of a cease trade or similar order or an order that denied an issuer access to any statutory exemptions for a period of more than 30 consecutive days, or

(b) declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

(3)      PENALTIES OR SANCTIONS

         Within the past five years, none of the directors, officer or promoters, or the company, has been the subject of any penalties or sanctions by a court or a securities regulatory authority relating to trading in securities, the promotion, formation or management of a publicly traded company, or involving theft or fraud.

(4)      INDIVIDUAL BANKRUPTCIES

         None of the directors, officers or promoters has, within the five years prior to the date hereof, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislating relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receive, receiver manager or trustee appointed to hold the assets of that individual.

(5)      MATERIAL PROCEEDINGS

         None of the directors, officers or promoters, or any of their associates, is a party to any material proceedings that is adverse to the Company or has a material interest adverse to the Company.

ITEM 4.           CONTROL OF REGISTRANT

         To our knowledge, as of the date of this registration statement, we are not directly or indirectly owned or controlled by another corporation or by any foreign government.

         To our knowledge, the following are the shareholders who own of record or beneficially, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all 12,944,000 shares of the Company outstanding as of June 30, 2000, including the 1,250,000 shares sold in the private placement financing in the second quarter of fiscal 2001. We have approximately 49 shareholders of record. The number of shareholders holding securities beneficially through street name nominees, as reflected in the record position of CDS & Co. is not known to us. Nearly all our shareholders we can identify are Canadian residents; approximately 50,000 shares (0.4% of our outstanding shares) are held by United States residents but we cannot identify their beneficial owners, and do not know under what circumstances such persons came to own our stock. There are no restrictions on non-Canadians owning our shares. We have not engaged in any promotional activities in the United States as of the date of this registration statement. There is no United States trading market for the shares as of the date of this registration statement, and the shares are not listed for trading on any securities exchange in, or approved for trading in any trading medium in, the United States.


                                       No.  of Voting Shares               Percentage of Outstanding
Name of Shareholder                    (Common Shares) Owned               Voting Shares (Common Shares)
-------------------                    ---------------------               -----------------------------
CDS & Co.(1)                                4,740,051                                   37%
25 The Esplanade
P.  O.  Box 1038, Ste.  A
Toronto, Ontario M5W 1G5

Ayotte Music (VCC) Ltd.  (2)                3,661,692                                   28%
10891 Bromley Place
Richmond, B.C. V7A 4J5

Louis Eisman                                655,754(3)                                  5%
2060 Pine Street
Vancouver, B.C. V6J 4P8

(1)      CDS & Co. holds this number of shares in street name for brokerage firms.  The identity of customers for whom such brokers hold the shares is not known to us.
(2)      Controlled by Michael Fugman, a director.  Mr. Fugman is an officer, director and minor shareholder of Ayotte Music (VCC) Ltd.
(3)      These shares are held by Eisman Holdings Ltd., a private company of which Mr. Eisman is the principal shareholder.

         Of the total outstanding shares as of the date of this registration statement, 2,162,748 shares at February 28, 2000 were subject to escrow provisions imposed by the Alberta Securities Exchange (see below) and are in escrow at Montreal Trust Company of Canada under two separate agreements. The breakdown of that number of escrowed shares at that date is as follows:

         November 29th, 1996 Agreement:           1,000,000 shares
         December 4th, 1997 Agreement:            1,162,748 shares
         ---------------------------------------------------------
                                                  2,162,748 shares

         Of those shares, 666,666 (2/3rds of the 1,000,000) were eligible for release after February 29, 2000 and have been so released. The total shares now in escrow as of the date of this document, until November 17, 2000 is 1,496,081 shares; these shares become free trading November 17, 2000.

         569,482 of the escrowed shares are held by a venture capital corporation of which Michael Fugman (Director) is an officer, director and a minority shareholder of the VCC. These shares and the remaining escrowed shares were issued in connection with the VCC's funding transaction with us in 1996 and the December 1997 reverse takeover transaction with ISI Ventures Inc. (see Item 1 above).

         Under the terms of the escrow agreements, the deposited shares can be voted by the owners thereof but otherwise are subject to the direction or determination of the Alberta Securities

Commission or the CDNX, and cannot be traded in or dealt with without the prior written consent of the Commission or the CDNX. The shares will be released pro rata at the discretion of the Commission or the CDNX at the rate of one-third per year.

         Separately, shares issued by us in private placements are subject to trading restrictions during hold periods prescribed by the Commission's policies, unless there is available to the holder of such shares a statutory or Commission rule exemption. Based on our filings with the CDNX and applicable statutory or rule provisions of the Commission, the hold period for the 1,250,000 shares and 1,250,000 warrants sold in our private placement will be four months from April 11, 2000. The shares issued on exercise of the warrants will not be subject to a new hold period. Similarly, any additional shares we issue to consultants and others which are not in connection with a public financing registered and approved by the CDNX and conducted in compliance with the Commission's laws and rules, also will be subject to a hold period of four months.

ITEM 5.  NATURE OF TRADING MARKET

         The Company's Common Shares commenced trading on the Alberta Stock Exchange (now part of the CDNX) under the symbol AYO in December, 1997 when we completed the reverse takeover transaction with ISI Ventures Inc. which then was listed on the Alberta Stock Exchange as a listed junior capital pool company. The shares are not listed on any other securities exchange. The following table sets forth the high and low sales prices on the CDNX for the nine fiscal quarters ending May 31, 2000.

  PERIOD ENDING                        HIGH                 LOW
  -------------                        ----                 ---
1st Quarter 1999                       $0.38                $0.31
2nd Quarter 1999                       $0.33                $0.25
3rd Quarter 1999                       $0.30                $0.08
4th Quarter 1999                       $0.30                $0.03
1st Quarter 2000                       $0.08                $0.06
2nd Quarter 2000                       $0.07                $0.06
3rd Quarter 2000                       $0.05                $0.03
4th Quarter 2000                       $0.52                $0.03
1st Quarter 2001                       $0.59                $0.29

         On July 20, 2000 the closing price of the common shares on the CDNX was $0.28 per share.

ITEM 6.           EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
                  SECURITY HOLDERS

         There are no laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of our shares of common stock. See Item 7 below.

         Except under the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote our shares under the laws of Canada or our charter documents.

         The Investment Canada Act ("ICA") requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceed certain threshold levels or the business activity of which is related to Canada's cultural heritage or national identity, to either notify, or file an application for review with, Investment Canada, the federal agency created by the ICA.

         The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days after implementation of the investment. It is intended that investments requiring only notification will proceed without intervention by government unless the investment is in a specific type of business related to the scope of the Act.

         If an investment is reviewable under the Act, an application for review in the prescribed form normally is required to be filed with Investment Canada before the investment is made and it cannot be implemented until completion of review and Investment Canada has determined that the investment is likely to be of net benefit to Canada. If the agency is not so satisfied, the investment cannot be implemented if not made, or if made, it must be unwound.

ITEM 7.           TAXATION

         CANADA. We believe the following general summary fairly describes all of the substantive Canadian federal income tax consequences which apply to a shareholder who resides in the United States, is not a resident of Canada, and who does not use or hold (and is not deemed to use or hold) shares in connection with carrying on a business in Canada (a "non-resident shareholder"). Nonetheless, we recommend that anyone who considers buying our shares obtain independent tax advise, as tax implications may affect people differently.

         The summary is based on current provisions of the Income Tax Act (Canada), referred to as the "ITA" and regulations thereunder, and current administrative and assessing policies of Revenue Canada, Taxation. This description is not exhaustive and does not consider possible changes in law or regulations, or provincial or foreign tax matters.

         - DIVIDENDS. Dividends paid on our shares to a non-resident holder will be subject to withholding tax. The Canada-US Income Tax Convention (1980) as amended by the March 17, 1985 treaty protocol, provides that the usual 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (like us) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a United States resident corporation owning 10% or more of the voting shares of the dividend paying corporation. However, given our current level of business we don't expect paying dividends in the near future.

         - CAPITAL GAINS. A non-resident of Canada is not subject to tax under the ITA for a capital gain realized on disposition of shares of a public corporation unless the shares represent "taxable Canadian property" to the holder. Our shares are listed on the CDNX and therefore will be taxable Canadian property to a non-resident holder if, at any time during the five years before disposition, the non-resident holder, either alone or together with affiliates of the Company, owned 25% or more of the issued shares. However, under the 1985 treaty protocol, a non-resident holder who is a United States resident and for whom shares represent taxable Canadian property, no Canadian taxes will be due on a capital gain unless the value of the shares derives from realty or natural resources in Canada.

         UNITED STATES. We believe the following fairly summarizes all material provisions of the United States Internal Revenue Code with respect to information reporting and backup withholding requirements. However, it is noted that United States income tax laws and regulations applicable to investments in foreign entities are complex. A United States resident should not rely unduly on the summary, and always should consult a personal tax advisor in these respects.

         - DIVIDENDS. Dividends generally are subject to the information reporting requirements of the Internal Revenue Code (the "Code"). Dividends may be subject to backup withholding at the rate of 31% unless the holder provides a taxpayer identification number on a properly completed Form W-9 or otherwise establishes an exemption. The amount of backup withholding does not constitute an additional tax and will be allowed as a credit against the United States investor's federal income tax liability.

         - FILING OF INFORMATION RETURNS. Under a number of circumstances, a United States investor acquiring shares of the company may be required to file an information return at the Internal Revenue Center where they are required to file their tax returns with a copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States investor who become the owner, directly or indirectly, of 10% or more of the shares of the company will be required to file such a return. Other filing requirements may apply, and United States investors should consult their own tax advisors concerning these requirements.

         Certain United States income tax legislation contains rules governing passive foreign investment companies ("PFICs"), which can have significant tax effects on U.S. shareholders of foreign corporations. These rules do not apply to non-U.S. shareholders. Section 1296 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or
(ii) the average percentage, by fair market value or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis, of its assets that produce or are held for the production of "passive income", is 50% or more.

         A U.S. shareholder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. Federal income taxation under one of two alternative tax regimes at the election of each such U.S. Shareholder. The following is a discussion of such two alternative tax regimes applied to such U.S. shareholders of the company.

         A U.S. shareholder who elects in a timely manner to treat the company as a Qualified Electing Fund ("QEF"), as defined in the Code (an "Electing U.S. Shareholder"), will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the company qualifies as a PFIC on his pro-rata share of the company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Shareholder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Shareholder, in each case, for the shareholder's taxable year in which (or with which) the company's taxable year ends, regardless of whether such amounts are actually distributed.

         The effective QEF election also allows the Electing U.S. Shareholder to
(i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital, (ii) treat his share of the company's net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the company's annual realized net capital gain and ordinary earnings subject, however to an interest charge on the deferred taxes. If the Electing U.S. Shareholder is not a corporation, such an interest charge would be treated generally as "personal interest" that can be deducted only when it is paid or accrued. The procedures a U.S. shareholder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. shareholders' holding period in which the company is a PFIC. If the U.S. shareholder makes a QEF election in such first year, i.e. a timely QEF election, the U.S. shareholder may make the QEF election by simply filing the appropriate documentation at the time the U.S. shareholder files its tax return for such first year. If, however, the company qualified as a PFIC in a prior year during such shareholder's holding period, then in addition to filing documents, the U.S. shareholder must elect to recognize (i) (under the rules of Section 1291 discussed below) any gain that he would otherwise recognize if the U.S. shareholder sold his stock on the application date or (ii) if the company is a controlled foreign corporation, and such shareholder so elects, his/her allocable portion of the company's post-1986 earnings and profits.

         When a timely QEF election is made, if the company no longer qualifies as a PFIC in a subsequent year, normal code rules will apply. It is unclear whether a new QEF election is necessary if the company thereafter re-qualifies as a PFIC. U.S. shareholders should seriously consider making a new QEF election under those circumstances.

         If a U.S. shareholder does not make a timely QEF election in the year in which it holds (or is deemed to have held) the shares in question and the company is a PFIC, then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on disposition (or deemed to be realized by reason of a pledge) of his/her common shares and (ii) certain "excess distributions", as specially defined, by the company.

         Non-electing U.S. shareholders generally would be required to pro-rata all gains realized on the disposition of his/her common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. holder (other than years prior to the first taxable year of the company during such U.S. holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such tax liability had be due with respect to each such prior year. A Non-electing U.S. Shareholder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is partially or wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

         If the company is a PFIC for any taxable year during which a Non-electing U.S. Shareholder holds common shares, then the company will continue to be treated as a PFIC with respect to such common shares, even if it is no longer by definition a PFIC. A Non-electing U.S. Shareholder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-electing U.S. Shareholders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

         Under Section 1291(f) of the code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Shareholders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

         Because the company's shares are "marketable" under section 1296(e), if the company is a PFIC with respect to a U.S. investor, the U.S. investor may elect to mark the stock to market each year. In general, a PFIC shareholder who elects under Section 1296 to mark the marketable stock of a PFIC includes in income each year an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of the taxable year over the shareholder's adjusted basis in such stock. A shareholder is also generally allowed a deduction for the excess, if any of the adjusted basis of the PFIC stock over the fair market value as of the close of the taxable year. Deductions under this rule, however, are allowable only to the extent of any net mark to market gains with respect to the stock included be the shareholder for prior taxable years, while the interest charge regime under the PFIC rules generally does not apply to distributions from the dispositions of stock of a PFIC where the U.S. investor has elected to mark the stock to market, coordination rules for limited application will apply in the case of a U.S. investor that marks to market PFIC stock later than the beginning of the shareholder's holding period for the PFIC stock.

         Certain special generally adverse rules will apply with respect to the common shares while the company is a PFIC whether or not it is treated as a QEF. For example under Section 1297(b)(6) of the code, a U.S. holder who uses PFIC stock as security for a long (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.


         Ayotte presently is not, and for fiscal 2001 does not expect to qualify for status as a PFIC. If Ayotte should in subsequent years in fact qualify for PFIC status, U.S. investors should take into account the foregoing tax aspects concerning PFIC matters.


ITEM 8.           SELECTED FINANCIAL DATA


         The table below provides selected financial information for us covering the past five financial years. For information about the three fiscal years ended February 29, 2000 please see the financial statements and the Accountants' Reports thereon, included in this Form 20-F. Financial statements and Accountants' Reports for the fiscal years ended February 28, 1997 and 1996 are not included in this Form 20-F..


FIVE YEAR SUMMARY

                                                                      Fiscal Years Ended Feb.  28,
                                              -------------------------------------------------------------------------
                                                 2000 $         1999 $          1998 $         1997 $          1996 $
                                              ------------   -----------     -----------    -----------     -----------
Sales, net of excise duties and taxes         $2,019,985     $2,633,421      $2,011,739     $1,796,549      $1,015,262
Net earnings (loss)                             (288,256)      (270,347)       (220,765)      (397,941)       (328,811)
Earnings (loss) per common share (basic)*          (0.03)         (0.02)          (0.05)         (0.25)          (0.26)
Capital lease obligations                          Nil           14,566          44,742         36,846           Nil
Total assets                                   1,037,233      1,525,765       1,781,195      1,175,206       1,001,429
Total long-term debt                               Nil            Nil             Nil            Nil             Nil
Dividends per common share                         Nil            Nil             Nil            Nil             Nil
Dividends per preferred share                      N/A            N/A             Nil            Nil             Nil


                                       27






         *See Note 9 to the Financial Statements for information on calculation of this data. The fully diluted amounts are not presented above, as the effects of including the potential shares is antidilutive.

         The table below provides selected unaudited financial information for us covering the fiscal quarters ended May 31, 2000 and May 31, 1999, and are derived from the unaudited financial statements included in this Form 20-F.

FIRST QUARTER FISCAL 2000 AND 1999

                                                         Fiscal Quarter Ended May 31,
                                                       --------------------------------
                                                            2000             1999
                                                       -------------      -------------
Sales, net of excise duties and taxes                  $    379,698       $    598,529
Net earnings (loss)                                         (27,335)           (20,816)
Earnings (loss) per common share (basic)*                     (0.01)             (0.01)
Capital lease obligations                                    Nil              33,441
Total assets                                              1,523,250          1,565,196
Total long-term debt                                         Nil               Nil
Dividends per common share                                   Nil               Nil
Dividends per preferred share                                N/A               N/A

* The fully diluted amounts are not presented above, as the effects of including the potential shares is antidilutive.


ITEM 9.           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                   CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         We are an industrial company formed in 1974. Our business is the manufacturing and distribution of high-end drums and other percussion items. We are an integrated company, with product development, design, manufacturing and marketing capabilities and expertise. Our principal product is "Ayotte Custom Drums" handcrafted wood drum line, favored by many leading local and international artists. Our present business focus is to expand sales through an internet e- commerce site, increased advertising and promotion, diversification and increase in products, possibly through some arrangement with another company although we are concentrating now on our internal efforts.

REVENUE


         Revenue (referred to as "Sales" in our financial statements) is derived from sales of products to direct customers and distributors: drums, drum sticks, parts and accessories and branded collateral merchandise such as T-Shirts. Sales revenue for transactions directly with end customers is recognized at the point of invoicing / shipping / processing of the credit card. The customer is required to make a minimum 50% deposit prior to the start of production. The balance is due prior to shipping. The product is paid prior to leaving the factory.



E-COMMERCE STORE

         On November 26th 1999, Ayotte made a significant change in the method of selling drums and related products to customers by launching an e-commerce on-line store. Now, customers worldwide can access and order the full line of products direct from the factory at significant discounts. The move positions Ayotte Drums as the first major drum manufacturer to sell direct to consumers over the internet. The location of the site is www.ayottedrums.com.

         The change to direct sales over the internet has had a significant impact. Many of the US dealers have decided not to support the Ayotte line, as they perceive the concept of direct sales to be a threat to their business. In the months prior to selling direct to customers on the internet, all sales went through dealers except for endorsers and some "used or reconditioned" product. Following the move to the Internet, percentage split between sales to US Dealers compared to internet/direct sales is:

         MONTH                US DEALER SALES (%)      INTERNET / DIRECT (%)
         -----                -------------------      ---------------------
         December 1999               30.0%                     36.3%
         January 2000                16.4%                     64.5%
         February 2000                1.8%                     63.7%
         March 2000                   8.0%                     64.8%
         April 2000                   0.4%                     78.6%
         May 2000                     5.0%                     75.6%

         The internet /direct sales in the fiscal quarters ending since the opening of the e-commerce store are:

         QUARTER ENDING            INTERNET / DIRECT SALES
         --------------            -----------------------
         February 29, 2000           $246,454 CDN$
         May 31, 2000                $302,549 CDN$

         The move to the internet has produced significant cost savings. The ability to process credit cards in real time and the requirement for prepayment has greatly improved cash flow and reduced the risk of bad debt. The net sale price to consumers is greater than the net sale price was to dealers therefor creating a larger margin.

          Cost savings have been especially significant in terms of overhead expenses. Compared overhead expenses from the quarter ending May 1999 to the quarter ending May 2000 are:


         OVERHEAD EXPENSES                 TOTAL CDN$
         -----------------                 ----------
         May 1999                           $246,432
         May 2000                           $195,371

         The cash position has been improved significantly. Compared Current Assets from the Balance Sheet for the quarter ending May 1999 to the quarter ending May 2000 follow. Please note that we have removed the proceeds from our private placement (net approximately $500,000) to provide an accurate comparison of savings realized:

         QUARTER ENDING                     CASH ON HAND
         --------------                     ------------
         May 1999                            $ 70,845
         May 2000                            $906,853


         Our margins during the same period have also improved significantly from:


         GROSS Margin                      % of sales
         -------------                     ----------
         May 1999                           39.1%
         May 2000                           42.3%

         Our gross margin (as a percentage of sales) for the first quarter ended May 31, 2000 improved slightly to 42.3% as a percentage of sales, up from 39.1% in the first quarter of 1999. This net change of 3.2% was due to some improved efficiencies in buying components inventory and shop floor output per employee. However, the dollar volume of gross margin declined significantly in the first quarter ended May 31, 2000 compared to the comparable quarter in 1999. See "Results of Operations (First Quarter 2001 - May 31, 2000 Compared to May 31,
1999)."


SALES AND MARKETING

         Sales and marketing expenses are expected to increase over the short term in fiscal 2001 as we prepare to launch an aggressive marketing campaign using traditional print, on-line and direct marketing methods. The look and design of the advertising will be updated to reflect the move to e-commerce, and will target customers who are within our demographic and have access to the internet.

BAD DEBT EXPENSE

         The bad debt continued to rise in fiscal 2000 despite the significant reductions in revenues and in accounts receivable because we had written off receivables from retail music shops that we had supplied product to prior to our move to the internet. Many of these retail shops, located in both North America and Europe, had gone out of business and their debts were deemed "not collectable".

FOREIGN EXCHANGE

         All revenue from direct sales into the United States is received in United States Dollars. A significant portion of expenses are incurred in Canadian Dollars. As a result, appreciation in the value of Canadian currency relative to the United States Dollar could adversely affect our operating results. Foreign currency translation gains and losses arising from normal business operations are credited to or charged against other income for the period incurred. To date, we have not done any currency hedging to minimize the effect of these gains or losses. As a result, fluctuations in the value of Canadian Dollars relative to United States Dollars have caused and will continue to cause currency translation gains and losses.

         Our consolidated financial statements are prepared in accordance with Canadian GAAP.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         We do not have a line of credit or loans therefore there is no interest rate risk at present or in the foreseeable future.

LIQUIDITY AND CAPITAL RESOURCES


         Since 1974, operations have been financed through a combination of private and public sales of equity securities and cash generated by operations. As of February 29, 2000 we had $627,512 in working capital, compared to $874,897 at February 28, 1999. Our private offering of 1.25 million shares and warrants was cleared by the CDNX in June 2000, which resulted in our having available another approximately $500,000 of cash for working capital (as of May 31, 2000 working capital was $1,093,253, see below).


FIRST QUARTER 2001 - MAY 31, 2000 COMPARED TO MAY 31, 1999

         At May 31, 2000 accounts receivable were $128,456, much less than the $610,470 at May 31, 1999, because payment terms changed for United States dealer orders in fiscal 2000 from 30 days after shipping to full payment before shipping, and all our internet sales direct-to-customers require full payment by the time the product leaves the factory. Similarly, inventories at May 31, 2000 were $244,409 or 42.4 % of the number at May 31, 1999 ($575,927). Part of the inventory reduction in 2000 was due to reduction in some of our stock. We made the decision to produce our second drum line in the Vancouver facility instead of having it made in Taiwan, which reduced the need to carry this finished line in substantial numbers as shipped over from Taiwan.

         Accounts payable and accrued liabilities at May 31, 2000 were $196,431 compared to $391,949 a year earlier. The reduction is due mostly to reduced sales volumes in the last part of fiscal 2000, and to a lesser extent because of reduced dealer support activities and related administrative expenses which were implemented in the last two quarters of fiscal 2000.


         As a result of these changes and especially also because we raised approximately $500,000 in equity financing through a private placement we had $1,093,253 in working capital at May 31, 2000.


FISCAL YEAR ENDED FEBRUARY 29, 2000 COMPARED TO FEBRUARY 28, 1999

         At February 29, 2000 accounts receivable were $183,717, much less than the $715,492 at February 28, 1999, because payment terms changed for United States dealer orders in fiscal 2000 from 30 days after shipping to full payment before shipping, and all our internet sales direct-to- customers require full payment by the time the product leaves the factory. Similarly, inventories at February 29, 2000 were $251,700 or 56% of the number at February 28, 1999 ($451,657). Part of the inventory reduction in 2000 was due to reduction in some of our stock. We made the decision to produce our second drum line in the Vancouver facility instead of having it made in Taiwan, which reduced the need to carry this finished line in substantial numbers as shipped over from Taiwan.

         Accounts payable and accrued liabilities at February 29, 2000 were $163,530 compared to $322,928 a year earlier. The reduction is due mostly to reduced sales volumes in the last part of fiscal 2000, and to a lesser extent because of reduced dealer support activities and related administrative expenses which were implemented in the last two quarters of fiscal 2000.

RESULTS OF  OPERATIONS  (FIRST  QUARTER 2001 - MAY 31, 2000  COMPARED TO MAY 31,
1999)

REVENUE


         Revenue (sales) for the first quarter of fiscal 2001 decreased 36.6%, down to $379,698 compared to $589,529 in the first quarter of fiscal 2000. The decrease in 2001 was due to the US dealers defecting en mass and ending their relationship with Ayotte after we launched our internet site in late November 1999. We would have made a profit in the first quarter of fiscal 2001 but for the professional fees we recorded in connection with this Form 20-F. See "General and Administration Expenses" below.

COST OF GOODS SOLD

         For the first quarter of fiscal 2001, our cost of goods sold decreased 39.9% to $219,145 from $364,505 in the first quarter of fiscal 1999. This decrease was primarily due to decreased sales.

GROSS MARGIN

         The gross margin for the first quarter of fiscal 2001 decreased by 31.4% to $160,553 from $234,024 for the first quarter of fiscal 2000. The decrease is due to reduced sales, which were a result of the change to direct sales and the defection of the US dealer network. The gross margin as a percentage of sales increased 3.2% to 42.3% for the first quarter of 2001 from 39.1% for the first quarter of 2000. This increase is due to better margins received for direct sales.


ADVERTISING AND PROMOTION

         Advertising and promotion expense dropped to $16,931 for the first quarter of 2001, compared to $46,449 for the same quarter of 1999, because we stopped dealer support and trade show functions (the annual dealer focused National Association of Music Merchants show).


GENERAL AND ADMINISTRATION EXPENSES

         General and administration expenses (total operating expenses less advertising and promotion expense) decreased 8.74% to $178,440 for the first quarter of fiscal 2001, compared to the $199,983 we spent in this category in the first quarter 2000. The general and administration expenses for the first quarter of fiscal 2001 include $51,382 in professional fees for legal and audit costs related to our registration with the SEC. Savings resulted from discontinuing salary to Ray Ayotte, who left the company in fiscal 2000, and elimination of bad debt which had to be recorded in 1999 because of filled but unpaid orders for U.S. dealers.




OTHER INCOME (EXPENSES)

         The line item Other Income in our Statement of Operations for the interim quarters is made up of interest income, foreign exchange gain or loss, bad debt recovery and income from sources other than usual business operations. Total Other Income for the first quarter of fiscal 2001 increased $15,891 to $7,483 compared to ($8,408) for the first quarter of fiscal 2000 (quarter ended May 31, 1999). Total Other Income in the first quarter of fiscal 2001 included $3,333 from interest income and $4,150 from a gain in foreign exchange. In the comparable period in fiscal 2000, this item was an expense, comprised of $361 in other income and ($8,769) of foreign exchange loss.


INCOME TAXES

         We recorded no income tax expense or benefit in fiscal first fiscal quarters of 2001 or 2000, due to net losses incurred and a valuation allowance provided on the deferred tax assets.

RESULTS OF OPERATIONS (YEAR ENDED FEBRUARY 29, 2000 to Years ended February 28, 1999 and 1998)


REVENUE


         Total revenue (sales) for 2000 decreased 32.5% to $2,019,985, from $2,633,421 for 1999. The decrease in 2000 was due to the US dealers defecting en mass and ending their relationship with Ayotte after we launched our internet site in late November 1999. For fiscal 1999, our total revenue had increased 30.9% to $ 2,633,421, up from $2,011,739 for 1998 and $1,796,549 for 1997. This increase in 1999 was due to the expansion of the dealer network in the United States, when two major music retail chains began selling the Ayotte line. The addition of the "drumSmith" mid-price drum line also contributed to the increase in sales.


COST OF SALES

         For 2000, our cost of sales decreased 17.3% to $1,368,235 from $1,654,166 in 1999. This decrease was primarily due to decreased sales in 2000. Cost of sales as a percentage of sales increased in 2000 to 67.8% from 62.8% in 1999. This increase was due to the reduction in margin that occurred when management moved to liquidate unnecessary inventory and improve the cash position.

         For 1999, we recognized an increase in cost of sales of 29.5% to $1,654,166 for 1999 from $ 1,277,729 for 1998. This increase was primarily due to an increase in sales of the same percentage. Cost of sales decreased slightly as a percentage of total revenue to 62.8% for 1999 from 63.5% for 1998. This decrease was primarily due to improvements in operations and changes in the foreign exchange rates.

ADVERTISING AND PROMOTION

         Advertising and promotion expense dropped to $167,274 for fiscal 2000, compared to $216,353 for 1999, because we stopped dealer support and trade show functions (the annual dealer focused National Association of Music Merchants show). The decrease would have been larger but we spent about $15,000 in the last two quarters of fiscal 2000 to set up our internet site. Comparing our prior two years, advertising and promotion expense decreased 9% to $216,353, or 8.2% of total revenue for 1999 from $237,865, or 11.8% of total revenue for 1998. This decrease in 1999 was due to cost cutting measures.


GENERAL AND ADMINISTRATION EXPENSES


         General and administration expenses (total operating expenses less advertising and promotion expense) decreased 28.9% to $765,548 for fiscal 2000, compared to the $1,076,783 we spent in this category in 1999. A major savings resulted from closing the Nashville, Tennessee sales office in December 1998 (late in fiscal 1999), and for discontinuing salary to Ray Ayotte, who left the company in fiscal 2000. For fiscal 1999, our general and administration expenses had increased 46.5% to $1,076,783 or 39.9% of total revenue for 1999 from $734,679, or 36.5% of total revenue for 1998. The 1999 increase was primarily due to increased salaries, benefits and rent for the

Nashville sales office. Other contributing areas for the 1999 increases were bad debt costs, bank charges and management fees.


OTHER INCOME (EXPENSES)

         The line item Other Income in our Statement of Operations for fiscal 2000 and 1999 is made up of interest income, foreign exchange gain or loss, bad debt recovery and income from sources other than usual business operations.

         Total Other Income for fiscal 2000 decreased $50,718 to ($7,184) from $43, 534 for fiscal 1999. Total Other Income for fiscal 2000 was made up of $2,889 from other income and ($10,073) loss due to foreign exchange.

         Total Other Income for fiscal 1999 increased $25,767 to $43,534 from $17,767 for fiscal 1998. The fiscal 1999 Other Income was made up of $7,883 other income, $37,806 gain resulting from foreign exchange and ($2,155) loss on sale of assets.

         Total Other Income for fiscal 1998 increased $15,781 to $17,767 compared to $1,986 for fiscal 1997. The fiscal 1998 Other Income was made up of $4,496 other income and $13,271 gain from foreign exchange.


INCOME TAXES

         At February 29, 2000, we had estimated non-capital losses of $1,797,300 which may be used to offset taxable income of future years. If unused, the losses will expire as follows:

         2002                $218,300
         2003                $275,400
         2004                $317,000
         2005                $178,000
         2006                $398,000
         2007                $418,700

         We recorded no income tax expense or benefit in fiscal 2000, 1999 or 1998 due to net losses incurred and a valuation allowance provided on the deferred tax assets.

ITEM 9A.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
                  MARKET RISK

(a)      Quantitative Information About Market Risk

         Not applicable.

(b)      Qualitative Information About Market Risk

         Not applicable.

(c)      Interim Periods

         Not applicable.

(d)      Safe Harbor

         Not applicable.

ITEM 10.          DIRECTORS AND OFFICERS OF REGISTRANT

         The following table sets forth the name, municipality of residence, positions with us and principal occupation of each of our directors and officers:


NAME AND                                                                                                   OTHER POSITION
MUNICIPALITY OF            YEAR FIRST       YEAR TERM          PRINCIPAL OCCUPATION AND POSITIONS          OR OFFICE WITH
RESIDENCE                  ELECTED (1)      EXPIRES            DURING LAST FIVE YEARS                      THE CORPORATION
---------                  -----------      -------            ----------------------------------          ---------------

Louis Eisman               1998             2000               Private equity capital investor, 1991 to    Chairman,
3704 Pine Crescent                          (Directors         present                                     Interim President
Vancouver, BC                               Elected                                                        and Director
V6M 2N1                                     Annually)

Michael Fugman             1998             2000               President of Gault Distribution Inc., a     Director
2355 West 7th Avenue                        (Directors         wholesale distributor in business for 98
Vancouver, BC                               Elected            years
V6M 2N1                                     Annually)

Don Mazankowski            1999             2000               General Manager, Ayotte Music Inc.          Director,
2745 Trafalgar Street                       (Directors         Vice President - Marketing, ETL.            General Manager
Vancouver, BC                               Elected            Environmental Technology Ltd
V6K 3T7                                     Annually)

NOTES:

(1) We were amalgamated under the laws of Alberta on February 27, 1998 (the "Amalgamation Date"). The amalgamating companies were Ayotte Drums Only Inc. ("ADO") and ISI Ventures Inc. ("ISI"). Prior to the Amalgamation Date, the business presently conducted was conducted by ADO, a British Columbia company. Two of the present directors became directors on the Amalgamation Date, although each was a director of one or more of the companies which amalgamated on the Amalgamation Date. See Item 1 above.

         Our audit committee consists of Messrs. Eisman and Fugman.

         There are 1,850,973 shares owned by officers and directors. An additional 3,259,869 shares are held by a venture capital corporation of which Michael Fugman (Director) is an officer, director and a minority shareholder of the VCC. Therefore, a total of 5,110,842 shares (39.4%) are owned or controlled by our officers and directors. This percentage reflects 1,250,000 additional shares issued for our private placement ($500,000 proceeds), but not 1,250,000 million additional shares issuable on exercise of warrants sold in the private placement. Under SEC rules, all of the VCC's shares are deemed controlled and beneficially owned by Mr. Fugman. As of the date of this registration statement, based on information known to management, our directors and senior officers, as a group, beneficially hold (control) under SEC rules a total of 5,110,842 shares, directly or indirectly. The number of shares held by officers and insiders does not reflect options held by the directors to purchase another 350,000 shares. See Item 4 above. Resale of all of these shares will be subject to SEC rule 144.


ITEM 11.          COMPENSATION OF DIRECTORS AND OFFICERS

         In fiscal 2000 we paid a total of $108,000 to all our officers and directors as a group, for services in all capacities, including the salary paid to Mr. Mazankowski as General Manager .

         The following table sets forth certain information regarding the compensation we paid or accrued to or for the account of the Chairman of the board of directors (and Interim President and Chief Executive Officer) and the General Manager for services rendered in all capacities to us during each of the fiscal years ended February 28, 1998 and 1999 and February 29, 2000. Information in the table also is included for Ray Ayotte, who was President and Chief Executive Officer until his resignation on August 23, 1999. No other executive officer received total annual salary and bonus in excess of $100,000. We do not have any long term compensation plan, other than stock options.

                                            SUMMARY COMPENSATION TABLE

                                                                            ANNUAL COMPENSATION
                                                             ------------------------------------------
                                             FISCAL                                        OTHER ANNUAL
     NAME AND POSITION                       YEAR              SALARY        BONUSES       COMPENSATION
     -----------------                       ----              ------        -------       ------------
Ray Ayotte (resigned)                        2000             $34,615         $ 3,000        $    -0-
                                             1999             $72,000         $ 6,000        $    -0-
                                             1998             $72,000         $ 6,000        $    -0-
Louis Eisman, Chairman

and Interim President                        2000             $48,000         $   -0-        $    -0-
                                             1999             $48,000         $   -0-        $    -0-
                                             1998             $48,000         $   -0-        $    -0-

Don Mazankowski, General Manager             2000             $60,000         $   -0-        $    -0-
                                             1999             $60,000         $   -0-        $    -0-
                                             1998             $60,000         $   -0-        $    -0-

EMPLOYMENT AGREEMENTS

         We don't have written employment agreements with Louis Eisman or Don Mazankowski, and did not have one with Ray Ayotte (former President and Chairman of the board or directors who resigned 1999). We pay Mr. Eisman $4,000 per month and Mr. Mazankowski $60,000 per year under verbal employment agreements. Each employment agreement is terminable at the will of the employee or the Company. We owe no severance or pension to Mr. Ayotte.

STOCK OPTION PLAN

         We have adopted an incentive stock option plan for the issuance of shares of common stock. To date, we have issued to our employees (other than officers) options to purchase 330,000 shares of common stock; options to purchase another 350,000 shares are held by three directors. All of these options have been issued with the approval of the CDNX. See Item 12 for more information about options. There is no formal written plan, but the issuance of options is subject to approval by the CDNX.

ITEM 12.          OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT
                   OR SUBSIDIARIES

         OPTIONS AND WARRANTS OUTSTANDING

         OPTIONS TO EMPLOYEES AND DIRECTORS. As the date of this initial registration on Form 20-F, there were options granted and outstanding to purchase 680,000 shares of common stock at $0.10 per share; all options expire October 17, 2003. Of these options, 330,000 are held by employees, 100,000 are held by Louis Eisman (an officer and director), 150,000 are held by Michael Fugman (a director), and 100,000 are held by Don Mazankowski (General Manager and a director). Not included are options to purchase 100,000 shares which have been granted to a consultant for media and advertising (Giovanni Ruscitti), at an exercise price of $0.42 per share, expiring February 22, 2004. The options to Mr. Ruscitti are subject to approval by the CDNX, now pending. We don't have a written agreement with Mr. Ruscitti but issued the options for his consulting services related to setting up our computer systems for the internet direct-to-customers project implemented in fiscal 2000. All of the preceding are options to buy common stock from us; we have no subsidiaries.


         PRIVATE PLACEMENT WARRANTS. As of the date of this initial registration on Form 20-F, we have issued (with CDNX approval, received in June 2000) in a private financing warrants to buy 1,250,000 shares of common stock. The warrant exercise price is $0.60 until April 11, 2001 and $0.80 after that date until April 11, 2002, after which all unexercised warrants will expire. The warrants were sold with a like number of shares of common stock in a private financing (net proceeds of approximately $500,000) completed shortly after our fiscal year end of February 29, 2000. All these securities were sold to Canadian residents.


         Except as disclosed above, and also under Item 1 regarding our agreement with Market Strategies Inc., we have not agreed to issue any additional securities.

ITEM 13.          INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

         Not Applicable.

                                     PART II

ITEM 14.          DESCRIPTION OF SECURITIES TO BE REGISTERED

         Our authorized consists of an unlimited number of shares of common stock without par value, of which 12,944,000 are outstanding as of the date of this registration statement (including 1,250,000 shares issued in our private placement in fiscal 2001, the formal issuance of which was approved by the CDNX in June 2000, and an unlimited number of preference shares (none outstanding). In addition, there are 1,250,000 warrants to purchase shares of common stock, also issued in our private placement and approved by the CDNX in June 2000 along with the shares so sold. A total of 780,000 shares are reserved for issuance on exercise of stock options presently outstanding. See Item 12 above.

         Each common share is entitled to one vote on all matters to be voted on by the holders of common shares, and to receive such dividends as may be declared upon them. Each common share also carries the right to participate on a pro-rata basis in the remaining property of the Company on any liquidation, dissolution or winding up.

         The warrants have no voting rights.

         We have no debt securities presently outstanding.

                                    PART III

ITEM 15.          DEFAULTS UPON SENIOR SECURITIES

         Not applicable.


ITEM 16.          CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED
                   SECURITIES AND USE OF PROCEEDS

         Not applicable.

                                     PART IV

ITEM 17.          FINANCIAL STATEMENTS

         See the audited financial statements of the company for the fiscal years ended February 28, 1998 and 1999, and February 29, 2000, the notes thereto, and the auditors' reports thereon, which are included in this registration statement. Also included in this registration statement are the Company's unaudited balance sheets and statements of operations for the quarters ended May 31, 2000 and 1999. As set forth in the notes to the audited financial statements, all of the financial statements are presented in accordance with Canadian GAAP, however, as stated in note 10, there are no material differences between Canadian GAAP and United States GAAP as applied to our financial statements. Similarly, our unaudited financial statements are presented in accordance with Canadian GAAP, and there are no material differences between Canadian GAAP and United States GAAP as applied to those financial statements.

         In the opinion of management, all adjustments necessary for a fair presentation of the interim unaudited financial statements have been included and are of a normal recurring nature. The interim financial statements should be read in conjunction with our audited financial statements. Interim results are not necessarily indicative of results for a full year.

ITEM 18.          FINANCIAL STATEMENTS

         Not applicable.

ITEM 19.          FINANCIAL STATEMENTS AND EXHIBITS

         The following financial statements and exhibits are filed as a part of this registration statement:

         1.       FINANCIAL STATEMENTS

                  Auditor's reports by Ellis Foster, Chartered Accountants, Vancouver, B.C., Canada on financial statements as at February 29, 2000 and for the two years then ended, and on financial statements as at February 28, 1999 and for the two years then ended.

                  Financial statements as at February 29, 2000 and for the two years then ended, and on financial statements as at February 28, 1999 and for the two years then ended.

                  Notes to the financial statements.

                  Unaudited balance sheets and statements of operations as at May 31, 2000 and 1999.

ELLIS FOSTER
       CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, B.C., Canada V6J 1G1
Telephone: (604) 734-1112  Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.bc.ca


INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF

AYOTTE MUSIC INC.

We have audited the balance sheet of Ayotte Music Inc. as at February 29, 2000 and February 28, 1999 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion these financial statements present fairly, in all material respects, the financial position of the Company as at February 29, 2000 and February 28, 1999 and the results of its operations and cash flows for the years then-ended in accordance with generally accepted accounting principles in Canada. As disclosed in Note 10, the application of Canadian generally-accepted accounting principles results in no material differences from the application of United States generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

                                            /s "ELLIS FOSTER"


Vancouver, Canada

March 23, 2000                                   Chartered Accountants


AYOTTE MUSIC INC.

Balance Sheet
February 29, 2000 and February 28, 1999
----------------------------------------------------------------------------------------------
                                                                      2000           1999
----------------------------------------------------------------------------------------------
                                                                        (Canadian Dollars)
                                                                  ----------------------------
ASSETS

CURRENT
  Cash and term deposits                                          $   348,742     $    43,625
  Accounts receivable                                                 183,717         715,492
  Inventories                                                         251,700         451,657
  Prepaid expenses                                                      8,220          14,700
                                                                  -----------     -----------
                                                                      792,379       1,225,474

CAPITAL ASSETS (note 3)                                               243,838         299,275

PATENT                                                                  1,016           1,016
                                                                  -----------     -----------
                                                                  $ 1,037,233     $ 1,525,765
                                                                  ===========     ===========
LIABILITIES

CURRENT
  Accounts payable and accrued liabilities                        $   163,530     $   322,928
  Current portion of obligations under capital leases (note 4)          1,337          27,649
                                                                  -----------     -----------
                                                                      164,867         350,577

OBLIGATIONS UNDER CAPITAL LEASES (note 4)                                --            14,566
                                                                  -----------     -----------
                                                                      164,867         365,143
                                                                  -----------     -----------
SHARE CAPITAL & DEFICIT

SHARE CAPITAL (note 5)                                              2,525,737       2,525,737

DEFICIT                                                            (1,653,371)     (1,365,115)
                                                                  -----------     -----------
                                                                      872,366       1,160,622
                                                                  -----------     -----------
                                                                  $ 1,037,233     $ 1,525,765
                                                                  ===========     ===========


AYOTTE MUSIC INC.

Statement of Operations and Deficit
Years Ended February 29, 2000 and February 28, 1999
--------------------------------------------------------------------------------
                                                      2000             1999
                                                  ------------------------------
                                                         (Canadian Dollars)
                                                  ------------------------------

SALES                                             $  2,019,985     $  2,633,421

COST OF GOODS SOLD                                   1,368,235        1,654,166
                                                  ------------     ------------
GROSS MARGIN (2000 - 32.27%; 1999 - 37.18%)            651,750          979,255
                                                  ------------     ------------
EXPENSES

  Advertising and promotion                            167,274          216,353
  Amortization                                          59,919           81,390
  Auto                                                   1,208            2,419
  Bad debts                                             65,352           54,953
  Bank charges and interest                             30,867           30,922
  Computer                                              20,608            9,574
  Insurance                                             20,659           20,876
  Legal and accounting                                  71,055           57,507
  Management fees (see note 7 - Related Party)          48,000           78,000
  Office                                                27,370           86,973
  Rent                                                 102,157          122,647
  Repairs and maintenance                                7,346           11,606
  Research and development                                --              4,793
  Salaries and employee benefits                       272,521          456,484
  Telephone and fax                                     16,282           36,752
  Utilities                                             22,204           21,887
                                                  ------------     ------------
                                                       932,822        1,293,136
                                                  ------------     ------------
LOSS FROM OPERATIONS                                  (281,072)        (313,881)

OTHER INCOME (EXPENSES)
  Other income                                           2,889            7,883
  Gain (loss) on foreign exchange                      (10,073)          37,806
  Loss on sale of assets                                  --             (2,155)
                                                  ------------     ------------
                                                        (7,184)          43,534
                                                  ------------     ------------
NET LOSS FOR THE YEAR                                 (288,256)        (270,347)

DEFICIT, beginning of year                          (1,365,115)      (1,094,768)
                                                  ------------     ------------

DEFICIT, end of year                              $ (1,653,371)    $ (1,365,115)
                                                  ============     ============

LOSS PER SHARE (note 9)                           $      (0.03)    $      (0.02)
                                                  ============     ============


WEIGHTED AVERAGE SHARES                             11,694,000       11,688,247
                                                  ============     ============


AYOTTE MUSIC INC.

Statement of Cash Flows
Years Ended February 29, 2000 and February 28, 1999
---------------------------------------------------------------------------------------------
                                                                        2000          1999
---------------------------------------------------------------------------------------------
                                                                         Canadian Dollars
                                                                     ------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss for the year                                              $(288,256)    $(270,347)
  Adjustments for:
    Amortization of capital assets                                      59,919        81,390
    Loss on sale of assets                                                --           2,155
                                                                     ---------     ---------

                                                                      (228,337)     (186,802)
                                                                     ---------     ---------

CHANGES IN NON-CASH WORKING CAPITAL

  Decrease (increase) in accounts receivable                           531,775      (118,013)
  Decrease (increase) in inventories                                   199,957       (75,749)
  Decrease (increase) in prepaid expenses                                6,480        (9,923)

  Increase (decrease) in accounts payable and accrued liabilities     (159,398)       70,218
                                                                     ---------     ---------


                                                                       578,814      (133,467)
                                                                     ---------     ---------

                                                                       350,477      (320,269)
                                                                     ---------     ---------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of capital assets (net of disposals)                         (4,482)      (16,537)
                                                                     ---------     ---------

CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of share capital                                               --          15,000
  Share issue costs                                                       --         (33,520)
  Capital leases                                                       (40,878)      (36,781)
                                                                     ---------     ---------

                                                                       (40,878)      (55,301)
                                                                     ---------     ---------

NET INCREASE (DECREASE) IN CASH                                        305,117      (392,107)

CASH, beginning of year                                                 43,625       435,732
                                                                     ---------     ---------

CASH, end of year                                                    $ 348,742     $  43,625
                                                                     =========     =========

AYOTTE MUSIC INC.

Notes to Financial Statements
February 29, 2000 and February 28, 1999
--------------------------------------------------------------------------------

The financial statements are presented in accordance with Canadian GAAP.

1.       OPERATIONS

         Ayotte Music Inc. ("Ayotte" or the "Company") is a British Columbia corporation in the business of manufacturing drums for the music entertainment industry. The Company distributes its product on an international basis.

2.       SIGNIFICANT ACCOUNTING POLICIES

         a)       Inventories

                  Inventories are valued at the lower of cost and net realizable value. Cost is determined under the specific identification method.

         b)       Capital Assets

                  Capital assets are recorded at cost. Amortization is provided on a declining-balance basis over the estimated useful lives of the assets at an annual rate of 20%. Computer software is amortized at 100%. One-half of the amortization is provided for in the year of acquisition.

         c)       Foreign Exchange

                  Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rates in effect at year-end. Revenues and expenses are translated at the exchange rate prevailing at the time of the transactions. Transaction gains or losses are reflected in operations.

                  All revenue from direct sales into the United States are received in US dollars. As the Company's main operations are located in Canada, a significant portion of expenses are incurred in Canadian dollars, therefore, the Canadian dollar is considered the functional currency for measuring transactions. Foreign currency translation gains and losses arising from normal business operations are credited to or charged against other income for the period incurred.

         d)       Revenue Recognition

                  The Company earns revenue from internet and direct sales, as well as sales to dealers.

                  (i)      Dealers

         Revenue from sales to dealers is recognized and recorded upon shipment of the completed product. The product is invoiced upon shipment, as this is a requirement for cross-border transactions.

AYOTTE MUSIC INC.

Notes to Financial Statements
February 29, 2000 and February 28, 1999
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING PRINCIPLES (cont'd)

                  (ii)     Internet and Direct Sales

                           Revenues from sales on the internet and direct sales are received, recognized and recorded upon shipment of the completed product. Shipping occurs upon receipt of full payment for product.

         e)       Financial Instruments

                  The Company's financial instruments consist of cash and term deposits, accounts receivable, accounts payable and accrued liabilities and obligations under capital leases. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

         f)       Use of Estimates

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

         g)       Loss Per Share

                  Loss per share is computed using the weighted average number of shares outstanding during the year. Effective for the year ended February 28, 1998, the Company adopted SFAS No. 128 "Earnings per Share".

         h)       Advertising Expenses

                  The Company expenses advertising costs as incurred.

         i)       Cash and Cash Equivalents

                  Cash equivalents are comprised of certain highly liquid instruments with a maturity of three months or less when purchased. As at February 29, 2000 and February 28, 1999, cash and cash equivalents consisted of cash only.

AYOTTE MUSIC INC.

Notes to Financial Statements

February 29, 2000 and February 28, 1999

3.       CAPITAL ASSETS

                                                                                      Net Book Value
                                                               Accumulated     ----------------------------
                                                      Cost    Amortization            2000             1999
-----------------------------------------------------------------------------------------------------------
 Manufacturing equipment                        $  298,259       $  24,267     $    73,992     $     89,318
 Furniture and office equipment                     52,660          31,398          21,262           24,226
 Leasehold improvements                            178,218         104,311          73,907           92,384
 Automobile                                         30,741          20,668          10,073           12,592
 Assets acquired under capital leases              123,717          59,113          64,604           80,755
-----------------------------------------------------------------------------------------------------------
                                                $  683,595      $  439,757      $  243,838      $   299,275
===========================================================================================================

4.       OBLIGATIONS UNDER LEASE

         a)       Capital


                  The Company is committed to current annual lease payments of $1,337 (1999 - $46,804) for equipment under a capital lease. The lease expires in February, 2001, at which time the Company will retain ownership of the equipment.


         b)       Premises

                  The Company's lease has expired and, until such time as a new lease is negotiated, the Company and their landlord will carry on in good faith on a month-to-month basis until such time as the lease is renewed. The current monthly payment is $9,850 (including all operating costs).

5.       SHARE CAPITAL

         a)       Authorized:

                  Unlimited         Voting common shares without par value
                  Unlimited         Preferred shares

                  Issued:


Common                                      Number of Shares          Amount
------                                      ----------------          ------
BALANCE FEBRUARY 28, 1998                         11,644,000    $  2,544,257
Issued for Cash                                       50,000          15,000
Share Issue Costs                                          -         (33,520)
BALANCE FEBRUARY 29, 2000 AND
         FEBRUARY 28, 1999                        11,694,000     $  2,525,737
=============================================================================

         b) 2,162,748 of the issued share capital is held in escrow, releasable on the basis of 1/3 thereof, on each of the anniversaries of the date of December 4, 1997.

AYOTTE MUSIC INC.

Notes to Financial Statements
February 29, 2000 and February 28, 1999
--------------------------------------------------------------------------------

5.       SHARE CAPITAL (cont'd)

         c)       The following stock options were cancelled during the year:


                       Number          Exercise Price          Expiry Date
                  -----------------------------------------------------------
                      300,000          $         0.30        March 26, 2001
                      128,000          $         0.50        March 26, 2001
                       90,000          $         0.45        March 26, 2001

6.         INCOME TAXES

           The  Company is not  subject to current  taxes  because of  operating losses. As at February 29, 2000, the Company has estimated non-capital losses of $1,797,300 which may be used to offset taxable income of future years. If unused, the losses will expire as follows:

                   2002                $      218,300
                   2003                       275,400
                   2004                       317,100
                   2005                       178,200
                   2006                       389,600
                   2007                       418,700
                  ------------------------------------
                                       $    1,797,300
                  ====================================

         A deferred tax asset of $654,702 at February 29, 2000 and $468,320 at February 28, 1999 are offset by an allowance of the same amount.

7.       RELATED PARTY TRANSACTIONS

         Included in expenses is $48,000 (1999: $78,000) of consulting and management fees paid to a shareholder of the Company and another company owned by a director.

8.       SUBSEQUENT EVENT

         On April 16, 2000, the Company completed a private placement of 1,250,000 units at a price of $0.40 per unit for a total of $500,000.

         Each unit consists of one common share and a purchase warrant for one-half of one common share. Each full share purchase warrant can be exercised at a price of $0.60 for a period of 12 months from the date of issue, and then at a price of $0.80 after 12 months and prior to 24 months from the date of issue.

         As a result, the potential fully-diluted amount of common shares outstanding is 1,875,000 common shares with respect to the private placement.

AYOTTE MUSIC INC.

Notes to Financial Statements
February 29, 2000 and February 28, 1999
--------------------------------------------------------------------------------

9.       LOSS PER SHARE

         The loss per share figures are calculated using the weighted average number of shares outstanding during the year. Fully diluted loss per share is not calculated, as the effect on loss per share is anti-dilutive.

                                                                      2000                     1999
                                                           ----------------------------------------

         Net loss for year                                 $     (288,256)         $      (270,347)

         Weighted average shares outstanding                   11,694,000               11,688,247
                                                           --------------          ---------------

         Loss per share                                    $        (0.03)         $         (0.02)
                                                           ===============         ================


10.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which may differ, in certain respects, from accounting principles generally accepted in the United States (U.S. "GAAP"). As at February 29, 2000 there are no material differences between Canadian GAAP and U.S. GAAP.

11.      UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

         The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers, or other third parties, have been fully resolved.


AYOTTE MUSIC INC.

ACCOUNTING SCHEDULE II: VALUATION AND QUALIFYING ACCOUNTS
FEBRUARY 29, 2000

------------------------------------------------------------------------------------------------------------------------------------
                                                                    COLUMN C - ADDITIONS
                                                           -----------------------------------

                                                                (1)                  (2)
                                         Column B -         Charged to        Charged to other     Column D -           Column E -
                                    BALANCE AT BEGINNING     costs and            accounts         Deductions         Balance at end
       Column A - Description            of period           expenses            (describe)        (describe)            of period
------------------------------------------------------------------------------------------------------------------------------------

1. Allowance for doubtful          $          2,114.00       29,093.31                    -         31,207.31 (1)     $       -
    accounts

------------------------------------------------------------------------------------------------------------------------------------

2. Warranty expense                $              -                 -                     -                 -(2)      $       -


------------------------------------------------------------------------------------------------------------------------------------


(1) The Company charges a percentage to bad debt on a monthly basis (Column C(1)); they then reverse out the allowance and charge actual uncollectible amounts to bad debt expense.

(2) The Company does not record warranty expense as a separate line item as the amount is nominal. Warranty expense, if any, is included in the Company's Cost of Goods Sold.

ELLIS FOSTER
         CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, B.C., Canada V6J 1G1
Telephone: (604) 734-1112  Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.bc.ca

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF

AYOTTE MUSIC INC.

We have audited the balance sheet of AYOTTE MUSIC INC. as at February 28, 1999 and 1998 and the statements of operations and deficit and changes in financial position for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion these financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 1999 and 1998 and the results of its operations and cash flows for the years then-ended in accordance with generally accepted accounting principles in Canada. As disclosed in Note 10, the application of Canadian generally-accepted accounting principles results in no material differences from the application of United States generally-accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

                                                 /s "ELLIS FOSTER"


Vancouver, BC

April 23, 1999                                   Chartered Accountants


AYOTTE MUSIC INC.

Balance Sheet
February 28, 1999 and 1998
----------------------------------------------------------------------------------------------
                                                                       1999           1998
----------------------------------------------------------------------------------------------
                                                                       Canadian Dollars
ASSETS                                                            ----------------------------

CURRENT
  Cash and term deposits                                          $    43,625     $   435,732
  Accounts receivable                                                 715,492         597,479
  Inventories                                                         451,657         375,908
  Prepaid expenses                                                     14,700           4,777
                                                                  -----------     -----------
                                                                    1,225,474       1,413,896

CAPITAL (note 3)                                                      299,275         366,283

PATENT                                                                  1,016           1,016
                                                                  -----------     -----------

                                                                  $ 1,525,765     $ 1,781,195
                                                                  ===========     ===========
LIABILITIES

CURRENT
  Accounts payable and accrued liabilities                        $   322,928     $   252,710
  Current portion of obligations under capital leases (note 4)         27,649          34,254
                                                                  -----------     -----------
                                                                      350,577         286,964

OBLIGATIONS UNDER CAPITAL LEASES (note 4)                              14,566          44,742
                                                                  -----------     -----------

                                                                      365,143         331,706
                                                                  -----------     -----------

SHAREHOLDERS' EQUITY

SHARE CAPITAL (note 5)                                              2,525,737       2,544,257

DEFICIT                                                            (1,365,115)     (1,094,768)
                                                                  -----------     -----------

                                                                    1,160,622       1,449,489
                                                                  -----------     -----------

                                                                  $ 1,525,765     $ 1,781,195
                                                                  ===========     ===========


AYOTTE MUSIC INC.

Statement of Operations and Deficit
Years Ended February 28, 1999 and 1998
----------------------------------------------------------------------------
                                                    1999            1998
----------------------------------------------------------------------------
                                                      Canadian Dollars
                                               -----------------------------

SALES                                          $  2,633,421     $  2,011,739

COST OF GOODS SOLD                                1,654,166        1,277,727
                                               ------------     ------------
GROSS MARGIN (1999 - 37.18%; 1998 - 36.49%)         979,255          734,012
                                               ------------     ------------
EXPENSES
  Advertising and promotion                         216,353          237,865
  Amortization                                       81,390           79,234
  Auto                                                2,419            5,899
  Bad debts                                          54,953           11,622
  Bank charges and interest                          30,922           14,946
  Computer                                            9,574            8,897
  Insurance                                          20,876           20,564
  Legal and accounting                               57,507           44,732
  Management fees                                    78,000           44,000
  Office                                             86,973           80,037
  Rent                                              122,647          108,605
  Repairs and maintenance                            11,606            4,876
  Research and development                            4,793              544
  Salaries and employee benefits                    456,484          255,298
  Telephone and fax                                  36,752           25,986
  Utilities                                          21,887           29,439
                                               ------------     ------------
                                                  1,293,136          972,544
                                               ------------     ------------
LOSS FROM OPERATIONS                               (313,881)        (238,532)

OTHER INCOME (EXPENSES)
  Other income                                        7,883            4,496
  Gain on foreign exchange                           37,806           13,271
  Loss on sale of assets                             (2,155)            --
                                               ------------     ------------
                                                     43,534           17,767
                                               ------------     ------------
NET LOSS FOR THE YEAR                              (270,347)        (220,765)

DEFICIT, beginning of year                       (1,094,768)        (874,003)
                                               ------------     ------------

DEFICIT, end of year                           $ (1,365,115)    $ (1,094,768)
                                               ============     ============

LOSS PER SHARE (note 9)                        $      (0.02)    $      (0.05)
                                               ============     ============


WEIGHTED AVERAGE SHARES                          11,688,247        4,411,000
                                               ============     ============


AYOTTE MUSIC INC.

Statement of Changes in Financial Position
Years Ended February 28, 1999 and 1998
----------------------------------------------------------------------------
                                                        1999          1998
----------------------------------------------------------------------------
                                                         Canadian Dollars
                                                    ------------------------


CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES
  Net loss for the year                             $(270,347)    $(220,765)
  Items not involving cash:
    Amortization                                       81,390        79,234
    Loss on sale of assets                              2,155          --
                                                    ---------     ---------
                                                     (186,802)     (141,531)
  Net change in non-cash working capital             (133,467)     (281,476)
                                                    ---------     ---------
                                                     (320,269)     (423,007)
                                                    ---------     ---------

CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES

  Issuance of share capital                            15,000       910,126
  Share issue costs                                   (33,520)         --
  Capital leases                                      (36,781)       23,442
                                                    ---------     ---------
                                                      (55,301)      933,568
                                                    ---------     ---------

CASH USED FOR INVESTING ACTIVITIES
  Purchase of capital assets (net of disposals)       (16,537)      (99,888)
                                                    ---------     ---------

INCREASE (DECREASE) IN CASH POSITION                 (392,107)      410,673

CASH POSITION, beginning of year                      435,732        25,059
                                                    ---------     ---------

CASH POSITION, end of year                          $  43,625     $ 435,732
                                                    =========     =========

AYOTTE MUSIC INC.

Notes to Financial Statements
February 28, 1999 and 1998
--------------------------------------------------------------------------------

The financial statements are presented in accordance with Canadian GAAP.

1.       OPERATIONS

         Ayotte Music Inc. ("Ayotte") is a British Columbia corporation in the business of manufacturing drums for the music entertainment industry.

2.       SIGNIFICANT ACCOUNTING POLICIES

         a)       Inventories

                  Inventories are valued at the lower of cost and net realizable value.

         b)       Capital Assets

                  Capital assets are recorded at cost. Amortization is provided on a declining-balance basis over the estimated useful lives of the assets at an annual rate of 20%. Computer software is amortized at 100%. One-half of the amortization is provided for in the year of acquisition.

         c)       Foreign Exchange

                  Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rates in effect at year-end. Revenues and expenses are translated at the exchange rate prevailing at the time of the transactions. Transaction gains or losses are reflected in operations.

                  All revenue from direct sales into the United States are received in US dollars. As the Company's main operations are located in Canada, a significant portion of expenses are incurred in Canadian dollars, therefore, the Canadian dollar is considered the functional currency for measuring transactions. Foreign currency translation gains and losses arising from normal business operations are credited to or charged against other income for the period incurred.

         d)       Revenue Recognition

                  The Company earns revenue from sales to dealers. Revenue from sales to dealers is recognized and recorded upon shipment of the completed product. The product is invoiced upon shipment, as this is a requirement for cross-border transactions.

AYOTTE MUSIC INC.

Notes to Financial Statements
February 28, 1999 and 1998
--------------------------------------------------------------------------------

2.       SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

         e)       Financial Instruments

                  The Company's financial instruments consist of cash and term deposits, accounts receivable, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

         f)       Use of Estimates

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

3.       CAPITAL ASSETS

                                                                                      Net Book Value
                                                               Accumulated     ---------------------------
                                                      Cost    Amortization           1999             1998
----------------------------------------------------------------------------------------------------------
 Manufacturing equipment                       $   295,721     $   206,403     $   89,318     $    106,925
 Furniture and office equipment                     50,715          26,489         24,226           28,507
 Leasehold improvements                            178,218          85,834         92,384          114,168
 Computer software                                  13,490          13,490              -                -
 Automobile                                         30,741          18,149         12,592           15,740
 Assets acquired under capital leases              123,717          42,962         80,755          100,943
                                               $   692,602     $   393,327     $  299,275     $    366,283
==========================================================================================================

4.       OBLIGATIONS UNDER LEASE

         a)       Capital

                  The Company is committed to minimum lease payments for computer and manufacturing equipment under capital leases, as follows:

                  2000                                     $     43,235
                  2001                                            3,569
                  ------------------------------------------------------
                                                                 46,804
                  Less:  imputed interest                        (4,589)
                  Less:  current portion                        (27,649)
                  ------------------------------------------------------
                                                           $     14,566
                  ======================================================

AYOTTE MUSIC INC.

Notes to Financial Statements
February 28, 1999 and 1998
--------------------------------------------------------------------------------

4.       OBLIGATIONS UNDER LEASE (CONT'D)

         b)       Premises

         The Company's lease has expired and, until such time as a new lease is negotiated, the Company and their landlord will carry on in good faith on a month-to-month basis until such time as the lease is renewed. The current monthly payment is $9,850 (including all operating costs).

5.       SHARE CAPITAL

         a)       Authorized:

                  Unlimited         Voting common shares without par value
                  Unlimited         Preferred shares

         b)       Issued:


                  Common                                     Number of Shares            Amount
                  -----------------------------------------------------------------------------
                  BALANCE FEBRUARY 28, 1997                        1,569,760      $     368,480
                  Share Split, 1:2.84515                           2,896,442                  -
                  Share Exchange:
                  - Class A preferred shares, 1:2.8                3,508,736          1,253,120
                  - Class B preferred shares, 1:0.02                  25,062             12,531
                  Issued for Cash                                  1,644,000            752,500
                  Issued on Reverse Takeover                       2,000,000            361,910
                  Share Issue Costs                                        -           (204,284)
                  ------------------------------------------------------------------------------

                  BALANCE FEBRUARY 28, 1998                       11,644,000          2,544,257
                  Issued for Cash                                     50,000             15,000
                  Share Issue Costs                                        -            (33,520)
                  ------------------------------------------------------------------------------

                  BALANCE FEBRUARY 28, 1999                       11,694,000      $   2,525,737
                  ==============================================================================

         c) 2,325,496 of the issued share capital is held in escrow, releasable on the basis of 1/3 thereof, on each of the anniversaries of the date of December 4, 1997. During the year 2,162,747 shares were released from escrow.

         d) 784,500 warrants were issued and outstanding as of February 28, 1999. Each warrant is exercisable into a common share at $0.75 up to May 7, 1999.

         e) The following stock options were outstanding at February 28, 1998:


                        Number           Exercise Price         Expiry Date
                  --------------------------------------------------------------
                       300,000           $         0.30         March 26, 2001
                       128,000           $         0.50         March 26, 2001
                        90,000           $         0.45         March 26, 2001

AYOTTE MUSIC INC.

Notes to Financial Statements
February 28, 1999 and 1998
--------------------------------------------------------------------------------

5.       SHARE CAPITAL (CONT'D)

         Included in the above stock options are 290,000 options held by directors and employees of the Company.

6.       INCOME TAXES

         As at February 28, 1999, the Company has estimated non-capital losses of $1,386,700 which may be used to offset taxable income of future years. If unused, the losses will expire as follows:

                   2002                     $       218,300
                   2003                             275,400
                   2004                             317,000
                   2005                             178,000
                   2006                             398,000
                   ----------------------------------------
                                            $     1,386,700
                   ========================================

7.       RELATED PARTY TRANSACTIONS

         Included in expenses is $78,000 (1998: $44,000) of consulting and management fees paid to a shareholder of the Company and another company owned by a director.

8.       COMMITMENTS

         Subsequent to year-end, the Company received a repayable grant from the federal government under the Program for Export Market Development in the amount of $38,800. The grant is repayable based on the Company reaching a certain level of export revenues.

9.       LOSS PER SHARE

         The loss per share figures are calculated using the weighted average number of shares outstanding during the year. Fully diluted loss per share is not calculated, as the effect on loss per share is anti-dilutive.

                                                                1999                   1998
                                                      -------------------------------------

         Net loss for year                            $    (270,347)         $    (220,765)

         Weighted average shares outstanding             11,688,247              4,411,000
                                                      --------------         -------------

         Loss per share                               $       (0.02)         $       (0.05)
                                                      ==============         ==============


AYOTTE MUSIC INC.

Notes to Financial Statements
February 28, 1999 and 1998
--------------------------------------------------------------------------------

10.      UNITED STATES GENERALLY-ACCEPTED ACCOUNTING PRINCIPLES

         These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which may differ, in certain respects, from accounting principles generally accepted in the United States (U.S. "GAAP"). As at February 28, 1999 there are no material differences between Canadian GAAP and U.S. GAAP.

11.      UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

         The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.


AYOTTE MUSIC INC.

ACCOUNTING SCHEDULE II: VALUATION AND QUALIFYING ACCOUNTS
FEBRUARY 28, 1999

------------------------------------------------------------------------------------------------------------------------------------
                                                                   COLUMN C - ADDITIONS
                                                             -------------------------------
                                                                 (1)               (2)
                                         Column B -          Charged to     Charged to other     Column D -            Column E -
                                    BALANCE AT BEGINNING      costs and         accounts         Deductions          Balance at end
       Column A - Description            of period            expenses         (describe)        (describe)             of period
------------------------------------------------------------------------------------------------------------------------------------

1. Allowance for doubtful          $           2,114.00               -                 -                 - (1)     $    2,114.00
    accounts

------------------------------------------------------------------------------------------------------------------------------------

2. Warranty expense                $                -                 -                 -                 - (2)     $       -


------------------------------------------------------------------------------------------------------------------------------------

(1)      The Company charges a percentage to bad debt on a monthly basis (Column
         C(1));   they  then  reverse  out  the  allowance  and  charged  actual uncollectible amounts to bad debt expense.

(2)      The Company does not record warranty expense as a separate line item as the amount is nominal. Warranty expense, if any, is included in the Company's Cost of Goods Sold.


AYOTTE MUSIC INC.

Balance Sheet
May 31, 2000
--------------------------------------------------------------------------
                                                     2000            1999
--------------------------------------------------------------------------
                                                    Canadian Dollars
                                              ----------------------------
ASSETS

CURRENT
  Cash and term deposits                      $   906,853     $    70,845
  Accounts receivable                             128,456         610,470
  Inventories                                     244,409         575,927
  Prepaid expenses                                  9,966          21,864
                                                1,289,684       1,279,106
                                              -----------     -----------
CAPITAL                                           232,550         285,074

PATENT                                              1,016           1,016
                                              -----------     -----------
                                              $ 1,523,250     $ 1,565,196
                                              ===========     ===========

LIABILITIES

CURRENT
  Accounts payable and accrued liabilities    $   196,431     $   391,949

OBLIGATIONS UNDER CAPITAL LEASES                   33,441
                                              -----------     -----------
                                                  196,341         425,390
                                              -----------     -----------
SHAREHOLDERS' EQUITY

SHARE CAPITAL                                   3,019,737       2,525,737

DEFICIT                                        (1,692,918)     (1,385,931)
                                              -----------     -----------
                                                1,326,819       1,139,806
                                              -----------     -----------
                                              $ 1,523,250     $ 1,565,196
                                              ===========     ===========

APPROVED BY THE DIRECTORS:    MICHAEL FUGMAN              LOUIS EISMAN
                              ---------------             ------------
                               DIRECTOR                    DIRECTOR


AYOTTE MUSIC INC.

Statement of Operations and Deficit
First Quarter ended May 31, 2000
----------------------------------------------------------------------------------------
                                                               2000            1999
----------------------------------------------------------------------------------------
                                                                 Canadian Dollars
                                                          ------------------------------
SALES                                                     $    379,698     $    598,529

COST OF GOODS SOLD                                             219,145          364,505
                                                          ------------     ------------
GROSS MARGIN                                                   160,553          234,024
                                                          ------------     ------------

EXPENSES
  Advertising and promotion                                     16,931           46,449
  Amortization                                                  15,000           14,971
  Auto                                                             347              518
  Bad debts                                                       --             15,381
  Bank charges and interest                                     10,696            4,591
  Computer                                                       1,568            2,675
  Insurance                                                      4,019            5,638
  Internet and website                                           1,572             --
  Legal and accounting                                          12,572            8,322
  Management fees                                               12,000           12,000
  Office                                                         2,842            9,791
  Rent                                                           3,560           27,536
  Repairs and maintenance                                        1,497            1,658
  Salaries and employee benefits                                54,792           87,181
  Telephone and fax                                              5,997            4,029
  Utilities                                                        596            5,692

  Professional fees - U.S. security registration costs          51,382             --

                                                                  --               --

                                                               195,371          246,432
                                                          ------------     ------------

INCOME (LOSS) FROM OPERATIONS                                  (34,818)         (12,408)


OTHER
  Other income                                                   3,333              361
  Gain (loss) on foreign exchange                                4,150           (8,769)
                                                          ------------     ------------


NET INCOME FOR THE PERIOD                                      (27,335)         (20,816)

LOSS PER SHARE                                                   (0.01)           (0.01)
Shares Issued                                               12,944,000       11,694,000


DEFICIT, beginning of period                                (1,665,583)      (1,365,115)
                                                          ------------     ------------

DEFICIT, end of period                                    $ (1,692,918)    $ (1,385,931)
                                                          ============     ============

    2.   Exhibits

         Exhibit No.    Description of Exhibit                                                 Page No.

             3.(i)      Articles of Incorporation (including continuance
                         to federal jurisdiction of Canada).........................................[1]

             3.(ii)     By-laws.....................................................................[1]

             4.1        Stock Option Plan dated August 30, 1996.....................................[2]

             4.2        Form of Stock Option Agreement dated October 18, 1999.......................[2]

             10.1       Investor relations agreement with Marketing Strategies Inc..................[1]

             99.1       Form of stock certificate...................................................[1]

             99.2       Form of escrow agreement with Montreal Trust
                        Company of Canada dated November 29, 1996...................................[2]

             99.3       Escrow Share Transfer Agreement dated October 6, 1997.......................[2]

             99.4       Form of escrow agreement with Montreal Trust
                        Company of Canada dated December 4, 1997....................................[2]

             [1]        Incorporated by reference to the like-numbered exhibit in the
                        Registrant's initial filing of Form 20-F (SEC File No.  0-30683, filed
                        5/22/2000).

             [2]        Incorporated by reference to the like-numbered exhibit in the
                        Registrant's filing of Form 20-F, Amendment No.  1 (SEC File No.
                        0-30683, filed 7/7/2000).


                                   SIGNATURES


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Amendment No. 3 registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Ayotte Music Inc.



Date: August 23, 2000                             /s/     Louis Eisman
                                             -----------------------------------

                                             Louis Eisman, President